Exhibit 99.1

2	Shaw Communications Inc. 2022 Annual Report

FORWARD

Tabular dollar amounts are in millions of Canadian dollars, except per share amounts or unless otherwise indicated. This Management’s Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements. The terms “we,” “us,” “our,” “Shaw” and “the Company” refer to Shaw Communications Inc. or, as applicable, Shaw Communications Inc. and its direct and indirect subsidiaries as a group. This MD&A is current as at November 29, 2022 and was approved by Shaw’s Board of Directors.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal,” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements. Forward looking statements in this MD&A include, but are not limited to, statements relating to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	anticipated benefits of the Proposed Transaction (as defined below) to Shaw and its securityholders, including corporate, operational, scale and other synergies and the timing thereof;

•	anticipated benefits of the Proposed Transaction for Canadian consumers, businesses and the Canadian economy;

•	timing or status of the Tribunal (as defined below) hearing and process to consider the Commissioner’s application challenging the Proposed Transaction, including any appeals if required;

•	the potential timing, anticipated receipt and conditions of required regulatory, competition or other third-party approvals and clearances, including but not limited to the receipt of applicable approvals and clearances under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, the “Key Regulatory Approvals”) related to the Proposed Transaction, and any judicial or other appeals of any judicial, regulatory or government decision in connection with the regulatory approval processes for the Proposed Transaction;

•	the ability of the Company, Rogers (as defined below), and Quebecor (as defined below) to satisfy the other conditions to the closing of the Proposed Transaction and the anticipated timing for closing of the Proposed Transaction;

•	the anticipated benefits and effects of the Proposed Transaction and the timing thereof;

•	expected cost efficiencies;

•	expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, and completion/in-service dates for the Company’s capital and other projects;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•	the expected impact of changes in laws, regulations, decisions by regulators, or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	timing of new product and service launches;

•	the resiliency and performance of the Company’s wireline and wireless networks;

•	the deployment of (i) network infrastructure to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies;

•	expected changes in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	expansion of and changes in the Company’s business and operations and other goals and plans; and

•	execution and success of the Company’s current and long-term strategic initiatives.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as at the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on

Management’s Discussion & Analysis Shaw Communications Inc.	3

the information available on the date such statements are made and the process used to prepare the information.

These assumptions, many of which are confidential, include, but are not limited to management expectations with respect to:

•	general economic, geo-political or other disruptions (e.g. the war in Ukraine, the COVID-19 pandemic and other health risks, increasing inflationary pressures and interest rates, etc.), and their impact on the economy, financial markets and sources of supply;

•	anticipated benefits of the Proposed Transaction to the Company and its security holders, Canadian consumers, businesses and the Canadian economy;

•	the impact of ongoing or potential litigation associated with the Proposed Transaction, including any hearing or proceeding by or involving competition, government or regulatory authorities (e.g. the application by the Commissioner), and any associated appeals, could have on closing or the timing of closing of the Proposed Transaction;

•	the potential timing, anticipated receipt and conditions of required regulatory or other third-party approvals, including but not limited to the Key Regulatory Approvals related to the Proposed Transaction;

•	the ability of the Company, Rogers, and Quebecor to satisfy the other conditions to closing of the Proposed Transaction in a timely manner and the completion of the Proposed Transaction on expected terms;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•	the impact of the announcement of the Proposed Transaction, and the dedication of substantial Company resources to pursuing the Proposed Transaction, on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•	the ability to satisfy the other expectations and assumptions concerning the Proposed Transaction and the operations and capital expenditure plans for the Company following completion of the Proposed Transaction;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;
•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment and devices;

•	industry structure, conditions, and stability;

•	regulation, legislation, or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation or withdrawal of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•	access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long-term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•	the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including next generation wireless and wireline technologies;

•	the Company’s operations not being subject to material disruptions in service or material failures in its networks, systems or equipment;

•	the Company’s access to sufficient retail distribution channels;

•	the Company’s access to the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the Company being able to execute on its current and long-term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, geo-political, and other disruptions, including the war in Ukraine, the impact of the COVID-19 pandemic and other health risks, increasing inflationary pressures and interest rates;

4	Shaw Communications Inc. 2022 Annual Report

•	impacts on the availability of components and electronics due to global silicon (microprocessor) supply shortages and logistical/transport issues;

•	the possibility that the Proposed Transaction or any other transaction contemplated by the Proposed Transaction, will not be completed in the expected timeframe or at all;

•	the failure of the Company, Rogers, and Quebecor to receive, in a timely manner and on satisfactory terms, the necessary regulatory or other third-party approvals and clearances, including but not limited to the Key Regulatory Approvals, required to close the Proposed Transaction;

•	ongoing or potential litigation associated with the Proposed Transaction, including any hearing or proceeding by or involving regulatory authorities (e.g. the below-noted application by the Commissioner) may delay or prevent the closing of the Proposed Transaction;

•	the ability to satisfy, in a timely manner, the other conditions to the closing of the Proposed Transaction;

•	the ability to complete the Rogers-Shaw Transaction on the terms contemplated by the Arrangement Agreement (as defined below) between the Company and Rogers and the ability to complete the Freedom Transaction on terms contemplated by the Share Purchase Agreement (as defined below) between Rogers, Shaw and Quebecor;

•	the failure to realize the anticipated benefits of the Proposed Transaction in the expected timeframe or at all;

•	the Company’s failure to complete the Proposed Transaction for any reason could materially negatively impact the trading price of the Company’s securities;

•	the announcement of the Proposed Transaction and the dedication of substantial Company resources to pursuing the Proposed Transaction may adversely impact the Company’s current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•	the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the termination fee to Rogers, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information, and communications industries;
•	changes in laws, regulations and decisions by regulators or other actions by governments or regulators that affect the Company or the markets in which it operates;

•	any emergency measures implemented or withdrawn by governments or regulators;

•	technology, privacy, cyber security, and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects on a timely basis;

•	the Company’s ability to profitably grow subscribers and market share;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•	the Company’s ability to access key suppliers and third-party service providers required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this MD&A under the heading “Known Events, Trends, Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Management’s Discussion & Analysis Shaw Communications Inc.	5

In the following sections we provide selected financial highlights and additional details with respect to our Wireline and Wireless divisions as well as our network.

6	Shaw Communications Inc. 2022 Annual Report

Select Financial and Operational Highlights

Management’s Discussion & Analysis Shaw Communications Inc.	7

2022 Total Revenue

2022 Adjusted EBITDA

	Year ended August 31,
				Change
(millions of Canadian dollars except per share amounts)	2022	2021	2020	2022%	2021%
Operations:

Revenue	5,448	5,509	5,407	(1.1)	1.9

Adjusted EBITDA (1)	2,534	2,500	2,391	1.4	4.6

Adjusted EBITDA margin (1)	46.5%	45.4%	44.2%	2.4	2.7

Funds flow from continuing operations (2)	1,992	2,249	1,989	(11.4)	13.1

Free cash flow (1)	819	973	754	(15.8)	29.0

Net income	764	986	688	(22.5)	43.3
Per share data:
Earnings per share
Basic	1.53	1.94	1.32
Diluted	1.52	1.94	1.32

Weighted average participating shares outstanding during period (millions)	499	504	515

(1)

Adjusted EBITDA, adjusted EBITDA margin, and free cash flow are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for more information about these measures and ratio, including quantitative reconciliations to the most directly comparable financial measures in the Company’s Consolidated Financial Statements.

(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the Consolidated Statements of Cash Flows.

8	Shaw Communications Inc. 2022 Annual Report

Subscriber highlights:

Wireline – Consumer

Wireline – Business

Wireless

Subscriber highlights:	August 31, 2022	August 31, 2021	Change
Wireline – Consumer

Video – Cable	1,199,237	1,282,879	(83,642)

Video – Satellite	524,969	590,578	(65,609)

Internet	1,901,644	1,889,752	11,892

Phone	539,978	595,580	(55,602)

Total Consumer	4,165,828	4,358,789	(192,961)

Wireline – Business

Video – Cable	35,807	37,110	(1,303)

Video – Satellite	40,029	40,090	(61)

Internet	183,606	182,123	1,483

Phone	382,295	390,272	(7,977)

Total Business	641,737	649,595	(7,858)

Total Wireline	4,807,565	5,008,384	(200,819)

Wireless

Postpaid	1,829,025	1,739,289	89,736

Prepaid	447,694	377,082	70,612

Total Wireless	2,276,719	2,116,371	160,348

Total Subscribers	7,084,284	7,124,755	(40,471)

Management’s Discussion & Analysis Shaw Communications Inc.	9

Proposed Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Rogers-Shaw Transaction”).

Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash. As at March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per share.

The Rogers-Shaw Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of King’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of King’s Bench of Alberta issued a final order approving the plan of arrangement.

Agreement to Sell Freedom Mobile to Quebecor

On June 17, 2022, Rogers, Shaw and Quebecor Inc. (“Quebecor”) announced their agreement for the sale of Freedom Mobile Inc. (“Freedom”) to Quebecor for a purchase price of $2.85 billion. On August 12, 2022, Rogers, Shaw and Quebecor entered into a definitive agreement (the “Share Purchase Agreement”) for the sale of Freedom to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor, substantially consistent with the terms announced on June 17, 2022 (the “Freedom Transaction”). The Freedom Transaction is subject to regulatory approvals from the Commissioner of Competition (the “Commissioner”) and Innovation, Science and Economic Development Canada (ISED), and is conditional on the completion of the Rogers-Shaw Transaction. Subject to satisfaction of all conditions, closing of the Freedom Transaction will take place immediately before the closing of the Rogers-Shaw

Transaction. Collectively, the Rogers-Shaw Transaction, the Freedom Transaction, and all transactions provided for thereunder, are referred to as the “Proposed Transaction”.

The Share Purchase Agreement provides that Videotron, a subsidiary of Quebecor, will acquire all of the issued and outstanding shares of Freedom. Accordingly, Videotron will acquire the entire Freedom business, including all Freedom-branded wireless and Internet customers, as well as all of Freedom’s infrastructure, spectrum and retail locations, and all of Freedom’s existing backhaul and backbone arrangements. The Freedom Transaction also includes long-term agreements pursuant to which Rogers will provide Quebecor with transport services (including backhaul and backbone) and roaming services. Rogers and Quebecor will provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time post-closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. Pursuant to the Share Purchase Agreement, the Shaw Mobile-branded wireless subscribers will not be transferred to Videotron and will remain with Shaw.

Status of the Proposed Transaction Regulatory Approvals and Related Proceedings

For the Rogers-Shaw Transaction, consistent with the terms of the Arrangement Agreement, the parties made filings with each of the Canadian Radiotelevision and Telecommunications Commission (CRTC), the Commissioner and ISED in April 2021. For the Freedom Transaction, consistent with the terms of the Share Purchase Agreement, the parties made filings with the Commissioner and ISED in June 2022.

On March 24, 2022, the CRTC completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers. On April 27, 2022, the National Pensioners Federation and Public Interest Advocacy Centre (“NPF-PIAC”) filed a Petition to the federal Cabinet requesting that the CRTC decision approving the change of ownership and effective control of Shaw’s licenced broadcasting assets be set aside or referred back to the CRTC for reconsideration and hearing. On June 22, 2022, Cabinet declined to consider the NPF-PIAC Petition.

On May 9, 2022, the Commissioner filed applications to the Competition Tribunal (the “Tribunal”) seeking an order to prevent the Rogers-Shaw Transaction from proceeding and an interim injunction to prevent closing until the Commissioner’s case can be heard by the Tribunal.

On May 30, 2022, the Commissioner’s interim injunction application was resolved on the basis that Rogers and Shaw agreed to not proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal has ruled on the matter. As announced by the Company on July 6, 2022 and

10	Shaw Communications Inc. 2022 Annual Report

October 27, 2022, the respective mediation sessions between Rogers, Shaw, Quebecor and the Commissioner in July, 2022 and October, 2022, did not result in a resolution of the Commissioner’s objections to the proposed merger. The Tribunal hearing began on November 7, 2022.

On June 27, 2022, the Company and Videotron filed an application with ISED for approval of the indirect transfer of Freedom’s spectrum licences to Videotron in connection with the Freedom Transaction and pursuant to the Share Purchase Agreement. The Minister of Innovation, Science and Industry (the “Minister”) must approve any direct or indirect transfer of Freedom’s spectrum licences.

On October 25, 2022, the Minister officially denied the application for the wholesale transfer of Freedom’s spectrum licences to Rogers, which is no longer being proposed. In connection with his ongoing review of the pending application to transfer Freedom’s spectrum licences to Videotron, the Minister gave notice that any spectrum licences acquired by Videotron must remain in Videotron’s possession for at least ten years and the Minister conveyed his expectation that prices for wireless services in Ontario and Western Canada would be comparable to what Videotron is currently offering in Quebec. Videotron subsequently announced that it is willing to accept these conditions.

The parties to the Proposed Transaction strongly believe that it is in the best interests of Canadian consumers, businesses and the Canadian economy. Above all, the Proposed Transaction will strengthen competition in Canadian wireless and wireline telecommunications and enhance sustainable competition over the long term. It will also enable network expansion, bridging the digital divide, and the next-generation wireless and wireline networks that will drive innovation and economic growth.

As previously disclosed, in order to permit continued engagement with the pending regulatory approval processes and related hearings, Rogers, Shaw and the Shaw Family Living Trust have agreed to extend the outside date for closing the Rogers-Shaw Transaction from July 31, 2022 to December 31, 2022 (which outside date may be further extended to January 31, 2023 at the option of Rogers or Shaw, provided Rogers has committed financing available to complete the Rogers-Shaw Transaction), demonstrating their commitment to completing this transformative combination. The outside date in the Share Purchase Agreement tracks the outside date in the Arrangement Agreement but can be extended beyond January 31, 2023 only with the consent of Videotron. Nonetheless, the time required to complete the Tribunal hearing, as well as receive ISED approval, including any appeals of the outcomes of any required regulatory process, is uncertain and could result in further delays in or prevent the closing of the Rogers-Shaw Transaction and the Freedom Transaction.

Fiscal 2022 Highlights

Throughout fiscal 2022, COVID-19 restrictions were increasingly relaxed or removed, and the Canadian economy continued to recover. However, the Canadian economy also faced increasing uncertainty due to macro-economic and geopolitical conditions globally, with the war in Ukraine, increasing inflationary pressures and an environment of increasing interest rates. At the same time, the Company continued to work through the long and complex regulatory review processes in connection with the Proposed Transaction, including the negotiation and execution of the Share Purchase Agreement for the sale of the Freedom business to Videotron. In fiscal 2022, our business delivered consolidated adjusted EBITDA growth of 1.4% year-over-year and free cash flow of approximately $819 million while demonstrating the resiliency and the critical nature of the connectivity services we provide.

In fiscal 2022, Freedom Mobile continued to modernize its Freedom-branded stores across the country by completing store renovations. Freedom Mobile’s full suite of products continue to be available in over 800 locations across Ontario, Alberta, and British Columbia through our corporate, dealer, and retail partners. In addition, we have over 600 “countertop” and “grab & go” locations in independent retail outlets and store-within-a-store environments, catering specifically to the prepaid market.

Our Consumer division focused on enhancing our Fibre+ network and the in-home WiFi experience this year by continuing to deploy our next generation Fibre+ Gateway 2.0 modem, powered by Comcast, which includes a 2.5 Gbps port and enables speeds beyond 1 Gbps to a wired device and/or multiple wireless devices in aggregate. We also continued to focus on customer experience and satisfaction by streamlining our day-to-day operations, while still providing the necessary in-person engagements to support the customer experience.

Our Business division also continued to grow despite the challenging circumstances due to inflation and the changing work landscape. In fiscal 2022, Shaw Business launched its Gig 2.0 speed tier for business, offering up to 2 Gbps download speeds and up to 200 Mbps upload speeds nationally, while also expanding the availability of our Fibre+ 1.5 Gigabit consumer speed tier. Both upgrades were enabled by DOCSIS 3.1 and completion of Shaw’s Mid-Split program, which significantly expands usable spectrum on the coaxial “last-mile” of Shaw’s Fibre+ network.

As at the end of fiscal 2022, the net debt leverage ratio was 2.2x1.

[1]

Net debt leverage ratio is a non-GAAP ratio and net debt, which is a component of net debt leverage ratio, is a non-GAAP financial measure. Net debt leverage ratio and net debt are not standardized measures under IFRS and may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for further information about this measure and ratio.

Management’s Discussion & Analysis Shaw Communications Inc.	11

Global Technology Partnerships

We have a series of strategic relationships with industry leaders on the following initiatives:

•	Shaw BlueCurve, a technology that provides customers with greater control over their home WiFi experience (through the BlueCurve Home app and Pods) and supports IPTV, and Shaw Stream powered by the Fibre+ Gateway (XB6) and Fibre+ Gateway 2.0 (XB7) Data over Cable Interface Specification or DOCSIS version 3.1 advanced WiFi modems developed by Comcast (see discussion under “Consumer Services”);
•	the deployment of our wireless LTE network, which was designed, planned, and deployed in partnership with NOKIA, a global leader in mobile wireless technology and solutions (see discussion under “Wireless”); and

•	our “Smart” suite of business services that includes SmartWiFi, SmartTarget, SmartSecurity, SmartSurveillance, and Smart Remote Office, each in collaboration with Cisco Meraki, as well as SmartVoice in collaboration with Cisco Broadworks (see discussion under “Business Services”).

12	Shaw Communications Inc. 2022 Annual Report

2022 Wireless Revenue

2021 Wireless Revenue

	2022		2021
(millions of Canadian dollars)	$	Increase	$	Increase
Service	972	9.1%	891	9.3%
Equipment and other	319	(16.3%)	381	8.5%

Wireless revenue	1,291	1.5%	1,272	9.1%
Adjusted EBITDA (1)	485	23.4%	393	16.6%

(1)	See “Key Performance Drivers” for more information about this non-GAAP financial measure.

Our Wireless division was formed following the acquisition of Wind Mobile (now Freedom Mobile) in March 2016 and provides wireless voice and data services with the option of postpaid or prepaid billing. The Wireless network covers approximately 50% of the Canadian population with Freedom Mobile providing services in British Columbia, Alberta, and Ontario markets. Shaw Mobile-branded wireless services are available exclusively in British Columbia and Alberta.

Freedom Mobile Big Gig Unlimited and Prepaid Plans

In fiscal 2022, Freedom Mobile continued to offer its Big Gig Unlimited plans and launched a new device program called TradeUp – making it even more affordable for customers to pair the latest devices with our Big Gig Unlimited plans.

Freedom Mobile customers can either bring their own device to the network or participate in one of Freedom Mobile’s discretionary wireless handset discount plans – MyTab or Trade up. MyTab allows Freedom Mobile customers to pay a discounted price for a handset upfront and a predetermined monthly Tab charge in addition to the rate plan cost. TradeUp, a device return program allows eligible Freedom Mobile customers to get the latest devices at a lower monthly price when they activate on an eligible Freedom Mobile plan for a 24-month term. At the end of the 24-month term, customers can either: (i) return the device or (ii) keep the device by paying off the remaining balance.

Shaw Mobile

Throughout fiscal 2022, western Canadians continued to enjoy the value proposition offered through Shaw Mobile. Shaw Mobile was launched in July 2020 in western Canadian markets with promotional pricing, primarily as a tool to enhance Shaw’s competitiveness in its wireline markets in British Columbia and Alberta. Shaw Mobile provides Shaw Internet customers with access to promotional wireless pricing and opportunities to customize their mobile data requirements through two rate plans – By The Gig and Unlimited Data.

Wireless Retail Distribution Network

In fiscal 2022, Freedom Mobile continued to modernize its Freedom-branded stores across the country by completing store renovations. Freedom Mobile’s full suite of products continue to be available in over 800 locations across Ontario, Alberta, and British Columbia through our corporate, dealer, and retail partners. In addition, we have over 600 “countertop” and “grab & go” locations in independent retail outlets and store-within-a-store environments, catering specifically to the prepaid market.

During fiscal 2022, Shaw Mobile completed its retail expansion with the opening of our location in the Pacific Centre, located in Vancouver, British Columbia. This brought the total Shaw retail locations selling Shaw Mobile to 34, and when combined with our national retail partners, Walmart, Loblaws and Best Buy, Shaw Mobile is available at over 200 retail locations in Alberta and British Columbia. In fiscal 2022, we further enhanced our field sales and contact centre teams to enable more functionality of our customer facing teams to better serve our customers.

Wireless Network Upgrades

Supporting our Wireless revenue growth are the investments we have continued to make in fiscal 2022 in our wireless network and customer service capabilities. This builds on years of thoughtful and strategic capital investing, through which we were able to evolve our facilities-based wireless network to meet the current needs of our Freedom Mobile and Shaw Mobile customers.

14	Shaw Communications Inc. 2022 Annual Report

The Company has not launched 5G services. In order to be able to offer a true 5G experience that can compete as 5G evolves, the Company requires sufficient bandwidth in mid-band frequencies such as the 3500 MHz and 3800 MHz bands, which it currently does not have and therefore cannot deploy. The inability to acquire and retain required spectrum could affect network quality as well as negatively impact Freedom Mobile and Shaw Mobile’s ability to attract and retain customers. See “Risks Related to the Proposed Transaction – The failure to complete the Proposed Transaction could negatively impact the Company and have a material adverse effect on the current and future operations, financial condition and prospects of the Company” for more information. See also “Shaw’s Wireless Network” for further details on Shaw’s wireless network upgrades.

Seasonality in Wireless Subscriber Activity

Wireless subscriber activity is influenced by the launch of popular new mobile devices, seasonal promotional periods and the level of competitive intensity. Our first and fourth quarters typically experience higher volumes of wireless competitive activity as a result of back to school and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods which can impact our Wireless subscriber metrics. Shaw’s Wireless business does not depend on any single customer or concentration of customers.

As COVID-19 restrictions have increasingly been relaxed or removed, including masking mandates, testing requirements, and vaccine mandates, the Canadian economy continued to recover throughout the year. Therefore, the trends experienced during the COVID-19 pandemic, including variable foot traffic at our retail locations, impacts on consumer demand and spending, may not fully reflect the typical seasonal variations experienced by our Wireless business.

Management’s Discussion & Analysis Shaw Communications Inc.	15

2022 Wireline Revenue

2021 Wireline Revenue

	2022		2021
(millions of Canadian dollars)	$	Increase / (Decrease)	$	Increase / (Decrease)

Consumer	3,547	(3.2%)	3,665	(0.5%)

Business	623	6.7%	584	3.0%

Wireline revenue	4,170	(1.9%)	4,249	(0.0%)
Adjusted EBITDA (1)	2,049	(2.8%)	2,107	2.6%

(1)	See “Key Performance Drivers” for more information about this non-GAAP financial measure.

In fiscal 2022, our focus in our Wireline division remained on profitable growth and stable results.

We continue to make enhancements to our Fibre+ network and the in-home WiFi experience by rolling-out WiFi 6.0 capable modems to more customers. In fiscal 2022, we remained focused on customer experience and satisfaction by streamlining our day-to-day operations, while still providing the necessary in-person engagements to support the customer experience.

Consumer Services

Our Consumer division provides residential customers with connectivity experiences on two platforms:

•	Wireline Services – we provide broadband Internet, Shaw Go WiFi, Video and Phone services to customers connected to our local and regional Fibre+ network in British Columbia, Alberta, Saskatchewan, Manitoba and northern Ontario

•	Satellite Services – we provide satellite Video services through Shaw Direct to customers across Canada

Internet

Shaw’s residential Internet service offering is segmented into the following three tiers:

1.	Fibre+ Max;

2.	Fibre+ Essentials; and

3.	Fibre+ Basics.

These tiers provide our consumers with a choice of download speeds ranging from up to 10 megabits-per-second (Mbps) to up to 1.5 gigabits-per-second (Gbps).

In 2022, the Company continued to deploy its next generation Fibre+ Gateway 2.0 modem which includes a 2.5 Gbps port and can enable speeds beyond 1 Gbps to a wired device and/or multiple wireless devices in aggregate.

There are over 100,000 public access points available to our customers in coffee shops, restaurants, gyms, malls, public transit and other public spaces covering locations from British Columbia to Ontario. In addition to these public access points, Wireless customers can access more than 950,000 Home Hotspots across western Canada.

We continue to focus on our 2-year ValuePlans, which provide customers with price certainty over the term resulting in lower churn rates on those plans.

Video

Our Wireline Video services offer standard definition (SD), high definition (HD) and 4K (UHD) television channels with access to on-demand titles, including both free and paid movies, television shows, and music content.

Our Video customers can choose pre-selected packages with the most popular channels or start with a basic primary package and then add additional channels from a variety of sports, family, and other theme specialty packages, as well as individual channels offered on a channel-by-channel basis.

Leveraging our strategic partnership with Comcast, our all-IP Video services, is now available across virtually all of our western Canadian Wireline operating footprint. In September 2022, we launched our first linear 4K channels including

Management’s Discussion & Analysis Shaw Communications Inc.	17

Sportsnet 4K, Sportsnet One 4K and TSN 4K. We also continued to add new over-the-top (OTT) apps to the platform, including Disney+, Tubi, PlayWorks Games and The Weather Network.

In March 2022 we launched the new XiOne TV player, our first WiFi-6 enabled set top box allowing more consistent connectivity particularly when paired with Shaw’s WiFi-6 capable Fibre+ Gateway 2.0 modem.

Our customers also have access to the BlueCurve TV app, which is included for all Shaw Video (Cable and Shaw Direct) customers and makes their TV subscription available over the Internet and on mobile devices. This includes access to live TV, video-on-demand, up to 200 hours of a customer’s personal video recordings (PVR) from the cloud, and the ability to download any recordings to take on the go. In fiscal 2022, we enhanced and expanded the availability of Shaw TV by launching the BlueCurve TV App on Amazon Fire TV devices.

In October 2022, we launched Shaw Stream, a new video service that allows Shaw Fibre+ Internet customers to access their favourite streaming apps in one place on their TV and makes them easy to navigate with Shaw’s voice remote. Shaw Stream’s user-interface allows Shaw Fibre+ Internet customers to access top streaming apps, including Netflix, Hayu, Prime Video, Tubi, YouTube as well as games and music apps, with more apps to be added in the coming months. Shaw Stream users can also rent on-demand content through Shaw On Demand.

Phone

Our Phone service offers a residential digital telephone service through our wireline network as a complement to our broadband Internet and Video services.

Broadcast Services

Shaw Broadcast Services utilizes our satellite network to provide distribution of English, French, third-language, Canadian, US, and International television and radio programming services to multichannel operators.

Wholesale Wireline Network Services

Using our national and regional access wireline networks, we provide services to Internet service providers (ISPs), other communications companies, broadcasters, governments, and other businesses and organizations that require end-to-end Internet and data connectivity in Canada and the United States. We also engage in public and private peering arrangements with high-speed connections to major North American, European, and Asian networks and other tier-one backbone carriers. All service solutions are sold on 1, 3, or 5-year contract terms and pricing is negotiated based on the specific solution provided to the customer.

Satellite Services

Shaw Direct connects families across Canada with video and audio programming by satellite. Shaw Direct customers have access to over 370 digital video channels (including over 350 HD channels) and thousands of on-demand, pay-per-view (PPV) and subscription movie and television titles.

Our satellite customers are offered flexibility with each of our current primary TV packages, which include a base set of channels and tiered customization options depending on the size of the TV package. Shaw Direct customers can further customize their TV packages by adding additional theme packs, premium packages, and individual channels.

Shaw Direct is one of two licenced satellite Video services currently available across Canada. While Shaw Direct has many customers in urban centres, market penetration for satellite Video is generally stronger in rural areas. The service is marketed through Shaw Direct and a nationwide distribution network of third-party retailers.

During fiscal 2021, Anik F1R reached the end of its serviceable life and was decommissioned. The Company consolidated all Shaw Direct services onto two satellites, Anik G1 and Anik F2. Additional capacity was secured on Anik F3 to support C-band distribution provided by Shaw Broadcast Services.

A listing of our satellite capacity is provided below as at August 31, 2022:

Shaw Satellite Transponders
Transponders	Interest	Nature of Satellite
Anik G1	16 xKu-band	Leased
Anik F2	20 Ku-band	Leased(1)
Anik F3 (2)	1 C-band	Leased

(1)	On January 1, 2022, the Company exercised its option to reduce the number of transponders leased on Anik F2 by 2 transponders (to 20 Anik F2 transponders).
(2)

With Anik F1R reaching its end of serviceable life in fiscal 2021, Shaw leased capacity on Anik F3 to continue to provide distribution for a Shaw Broadcast Services customer on C-band to enable the customer to distribute its signals primarily throughout the arctic.

On August 5, 2022, Telesat announced that Anik F2 is experiencing technical anomalies that will result in declining functionality beginning at the end of 2022. These developments will affect Shaw customers differently depending on the size of the satellite dishes they use and their geographic location. Shaw is actively mitigating the impact by accelerating capital and customer hardware upgrades to ensure continuity of service to both Shaw Direct customers and customers of Shaw Broadcast Services.

18	Shaw Communications Inc. 2022 Annual Report

Failure of any of the Company Satellite Transponders – Anik F2, Anik F3 or Anik G1 – could negatively affect levels of customer service and relationships and its reputation, as well as Shaw’s operations and/or financial results.

Seasonality in Consumer Subscriber Activity

While financial results for the Consumer division are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Further, satellite subscriber activity is modestly higher around the summertime when more subscribers have second homes in use. Our Consumer Video business does not depend on any single customer or concentration of customers.

Furthermore, the trends experienced during first two quarters of fiscal 2022 from the COVID-19 pandemic, including impacts on consumer demand and spending, may not fully reflect the typical seasonal variations experienced by our Consumer Wireline business.

Management’s Discussion & Analysis Shaw Communications Inc.	19

Business Services

Shaw Business provides connectivity solutions to business customers of all sizes, from home offices to medium and large-scale enterprises, by leveraging our business grade Fibre+ and fibre-to-the-premise (FTTP) networks.

The range of services offered by Shaw Business includes:

Business Internet

Shaw Business customers can choose from four packages with download speeds ranging from up to 25 Mbps to up to 2 Gbps. Each package comes with unlimited data usage as well as one dynamic and one static IP address.

In fiscal 2022, we announced the launch of a new 2 Gbps speed tier enabled by the new DOCSIS 3.1 WiFi6-capable modem. WiFi6 has better range and more efficient communication between all devices and its 2.5Gbps ethernet port provides wired connectivity enabling download speeds of 1.0 Gbps or higher from a single port. This new tier is available to both new and existing customers through two plans – Business Internet Gig 2.0 and SmartWiFi Gig 2.0.

Fibre Gateway Internet

Fibre Gateway Internet is a scalable, symmetrical fibre Internet solution offering download speeds that range from 10 Mbps to more than 10 Gbps. Each Fibre gateway service includes a certain amount of gigabytes of data for monthly transfer, or with a prescribed flat rate service level.

Data Connectivity

Shaw Business provides secure private connectivity for business customers operating at multiple locations or connecting branch locations to a head office. Our Ethernet over DOCSIS (EoD) data service offers our customers symmetrical data speeds of up to 100 Mbps.

Voice Solutions

Shaw Business offers voice solutions from traditional analog to digital Business Phone and robust, fully-managed voice systems with unified communications functionality.

In addition to competitive long-distance rates across the globe and month-to-month uncontracted rates, Shaw Business Phone customers have 1, 2, 3, and 5-year contract options to provide cost consistency for their business.

Video

Shaw Business provides Video and audio services for public viewing. Similar to our Consumer Video service, Shaw Business cable and satellite customers can choose from a selection of primary channel packages and may add from a variety of sports, family, and other theme specialty packages, and a number of individual channels that we offer on a channel-by-channel basis.

Broadcast Video

Shaw Business delivers high-quality Video to service providers across North America in real time.

Collaboration Tools

Shaw Business offers a collaboration product offering, including Microsoft 365 to small and medium sized businesses. The solution includes Microsoft 365 Business Basic and Business Standard products. In November 2021, Shaw Business launched a new Webex app for customers on select SmartVoice packages. The new cloud-based Webex provides app calling, advanced messaging and meeting capabilities including HD video, file sharing, screen sharing, and conferencing.

Smart Suite Services

Shaw Business collaborates with global scale technology leaders to offer its “Smart” suite of managed business communications solutions. The Smart suite of services provides cost-effective enterprise grade managed IT and communications solutions for businesses of all sizes.

The Smart suite of services includes:

SmartVoice

SmartVoice is a communications solution that integrates instant messaging, presence, email, video conferencing, and a new Webex application that is built on Cisco’s BroadWorks platform. The product features traditional phone features such as auto-attendant, hunt groups, and call recording as well as collaboration tools via the Webex app including messaging, team spaces, meetings, and screen sharing. SmartVoice gives businesses the flexibility to work in innovative and efficient ways.

SmartVoice offers three different levels of packaging based on business needs and is available on 1, 2, 3, or 5-year contract terms.

SmartWiFi

SmartWiFi is a fully-managed Internet solution deployed over Cisco Meraki’s platform that provides wireless connectivity for employees, customers, and guests in the business location. SmartWiFi also enables access to a cloud portal where customers can manage their service, configure their set service identifiers (SSIDs) to gain insight from network analytics, and create a custom dashboard. Available at download speeds ranging from up to 75 Mbps to up to 2 Gbps and including wireless access points, SmartWiFi provides our Shaw Business customers with WiFi coverage on 1, 2, 3, or 5-year contract terms.

Available at download speeds ranging from up to 75 Mbps to up to 2 Gbps and including wireless access points, SmartWiFi provides our Shaw Business customers with WiFi coverage on 1, 2, 3, or 5-year contract terms.

Management’s Discussion & Analysis Shaw Communications Inc.	21

Shaw Business also offers Community Living WiFi, which provides independent senior living facility owners with a secure, reliable, and fast managed WiFi connection. Residents and staff benefit from comprehensive WiFi coverage throughout the property including private apartments, common areas and outdoor terraces.

Smart Remote Office

Smart Remote Office allows business customers’ employees to securely connect from their head office to their home office. Smart Remote Office is a plug-and-play, no-touch provisioning solution that provides security and virtual private network (VPN) tunneling for employees working remotely.

SmartSecurity

SmartSecurity is a fully-managed network security solution deployed over Cisco Meraki’s platform that protects a wired and WiFi network at the edge with access and application control, virus protection, and content filtering. SmartSecurity also includes the ability to set-up a secure VPN to connect multiple branch locations together and share files safely.

SmartSecurity is available when bundled with SmartWiFi or Business Internet on 3 or 5-year contract terms.

LTE Backup

Shaw Business also offers LTE Backup, an add-on service for Business Internet or SmartWiFi which provides redundancy for mission critical devices through a secondary Internet connection that provides automatic failover in case of an outage. LTE Backup Plus is an additional redundancy offering which allows SmartSecurity and software-defined wide area network (SD-WAN) customers to manage which applications/devices failover during an outage.

SmartSurveillance

SmartSurveillance is a fully-managed, enterprise-grade surveillance system deployed over Cisco Meraki’s platform. Managed through a cloud-portal, SmartSurveillance enables business owners to view footage and manage their cameras from anywhere using an intuitive online dashboard.

Features, such as motion-based search and heat mapping, allow owners to quickly find footage of interest and identify activity patterns. SmartSurveillance can be bundled with SmartWiFi or Business Internet 75 and above on a 3 or 5-year contract term.

SmartTarget

SmartTarget is an all-in-one marketing, customer relationship management (CRM) and advanced insights solution that leverages the power of SmartWiFi to provide Shaw Business customers with insights into their customers and the ability to reach out to them with easy-to-build marketing campaigns.

With SmartTarget available as an add-on service to Shaw’s SmartWiFi, business owners can get customer demographic insights when visitors join their guest WiFi network. Once their visitors/customers have opted-in, SmartTarget can be used to create targeted emails, surveys, and coupons to encourage customer loyalty, build relationships, and boost store revenues and foot traffic.

Software Defined Wide Area Network (SD-WAN)

SD-WAN provides businesses with a way to connect multiple offices in a scalable and cost-effective manner on a cloud-managed platform. Shaw Business provides two unique options for customers requiring secure connectivity of multiple locations, including Cisco Meraki SD-WAN and the recently launched SD-WAN with VMware.

Cisco Meraki SD-WAN sites are connected by Internet links secured by our SmartSecurity service which provides network protection and cloud-based security policy updates to protect businesses from the latest vulnerabilities and network threats. This solution features integrated security, multiple Internet links, seamless LTE failover, and intelligent path control.

SD-WAN with VMware provide large business customers with the ability to build a single, private network architecture across all their locations using multiple network accesses (underlays) including multiprotocol label switching (MPLS), Internet and Cellular connections. Through a comprehensive management portal, customers can have consistent, centralized command and control of all sites within their network.

Session Initiation Protocol (SIP) Trunking

Our next-generation SIP Trunking product leverages the Cisco BroadWorks platform to deliver a centralized voice solution managed in an easy-to-use cloud portal. SIP allows customers to pay only for what they need with the ability to scale the system quickly as their businesses grow.

The integration with Cisco BroadWork’s platform provides businesses with the ability to join offices with SmartVoice and SIP into the same environment to reduce costs and increase efficiency.

Business Subscriber Activity

Despite the challenging circumstances due to the high inflation rates and the changing work landscape, and the fact that 70% of Shaw Business revenue comes from the highly impacted small to medium sized business sector, Shaw Business achieved year-over-year revenue growth of approximately 6.7%. The majority of growth came from our small to medium sized business channel which demonstrates the resilience of this sector, the strength of our Smart suite of products, targeted promotions and our sales efforts.

22	Shaw Communications Inc. 2022 Annual Report

Shaw’s Wireline Network

Our Fibre+ network combines the power of fibre, coaxial cable, and WiFi, and consists of our:

•	North American fibre backbone;

•	regional fibre optic and co-axial distribution networks; and

•	local Shaw Go WiFi connectivity.

Wireline Backbone

The backbone of Shaw’s wireline network includes terabits of capacity over multiple fibres on three diverse cross-North America routes. The southern route principally consists of approximately 7,000 route kilometres of fibre located on routes between Seattle and New York City (via Vancouver, Calgary, Regina, Winnipeg, Chicago, Toronto, and Buffalo). The northern route consists of approximately 5,000 route kilometres of fibre between Prince George and Montreal (via Edmonton, Saskatoon, Winnipeg, Thunder Bay, Toronto, and Ottawa). In fiscal 2022, we added a third leased capacity path which provides a new geographically diverse route from Seattle to Chicago. Shaw continues to review and optimize its wireline network in the interior British Columbia region with investments in fibre builds and network electronics to increase network diversity and redundancy to the communities we serve. Current fibre construction to extend our northern route from Prince George to North Vancouver is underway in collaboration with the federal government’s Connect to Innovate and Connecting British Columbia programs.

These routes, along with a number of other secured capacity routes, provide redundancy for Shaw’s wireline network. Shaw also uses a marine route consisting of approximately 330 route kilometres from Seattle to Vancouver (via Victoria), and has secured additional capacity on routes between a number of cities, including (i) Vancouver and Calgary, (ii) Seattle and San Jose, (iii) Seattle and Calgary, (iv) Seattle and Vancouver, (v) Toronto and New York City, (vi) Toronto and Montreal, and (vii) Edmonton and Fort McMurray.

During fiscal 2022, Shaw continued to increase the capacity on numerous backbone links to stay ahead of anticipated growth in traffic and to further mitigate risk from natural disasters or outages.

Management’s Discussion & Analysis Shaw Communications Inc.	23

Regional Distribution Network

We connect our backbone network to residential and business customers through our regional fibre optic and Fibre+ distribution networks.

Over the past decade, Shaw has driven fibre optic cable into every neighborhood we serve. Today, our customers’ Internet traffic runs over a route comprising over 99.9% fibre optic cable. In the last few hundred metres between our fibre nodes in customers’ neighborhoods and the home or business we serve, we leverage coaxial cable to deliver gigabit speeds to over 99% of our residential customers located in our western Canadian Wireline operating footprint.

In fiscal 2022, we continued to leverage our DOCSIS 3.1 technology to expand the availability of our industry leading Fibre+ Gig 1.5 and Gig 2.0 services to all homes and businesses across our western Canadian Wireline operating footprint. With our Mid-Split program substantially completed across our western Canadian operating footprint, we have been able to increase the upstream and downstream capacity available on our Fibre+ distribution network. Shaw was also able to quickly leverage this capacity during the COVID-19 pandemic to not only prevent network congestion, but to also launch our new Fibre+ Gig 1.5 and Gig 2.0 speed tiers to virtually every home we serve in our western Canadian Wireline operating footprint.

Throughout the past year, Shaw continued to optimize the capacity and efficiency of our wireline network by deploying fibre optic cable deeper into our access networks and closer to where our customers reside. We continue to increase the number of optical serving areas or “nodes” in the wireline network. This is a continuous process that we apply year-over-year to increase fibre optic usage in our wireline network. Driving fibre deeper into our network also supports wireless and business service deployments, as well as future services such as 5G, fibre to the premises (FTTP), or the newly released DOCSIS 4.0 specification, which are all potential building blocks for multi-gigabit symmetrical services over our existing infrastructure.

Shaw Go WiFi

Shaw Go WiFi broadens a Shaw Internet customer’s broadband experience beyond the home as an extension of our customer wireline network experience. There are over 100,000 public access points used by our customers in coffee shops, restaurants, gyms, malls, public transit, and other public spaces covering locations from British Columbia to Ontario. In addition to these public access points, Wireless customers can access more than 950,000 Home Hotspots across western Canada.

Shaw’s Wireless Network

Supporting our Wireless revenue growth are the significant investments in our wireless network and customer service capabilities. We continued to execute on our operating plan to improve our network and deploy spectrum in an efficient manner. Our Wireless network investments to improve the customer experience continued to be a priority in the areas in which we operate and serve customers.

Shaw partnered with NOKIA to roll-out our LTE wireless network in our existing markets in Ontario, Alberta, and British Columbia. In fiscal 2022, we continued to deploy our Extended Range LTE network, which leverages our 700 MHz wireless spectrum, to provide customers with improved in-building coverage as well as extending coverage.

In fiscal 2022, the Company continued to deploy small cell technologies (low powered wireless antennas and receivers with a range of 100m – 200m) designed to enhance coverage and performance in dense urban locations. As high-power towers keep the network signal strong across large distances, small cells suit more densely developed areas like city centres and popular venues by providing LTE/VoLTE quality speed, capacity, and coverage improvements in these high traffic areas. The deployment of small cell technology was further enhanced by the activation of additional macro sites and the recent upgrades to our Fibre+ network that provide the ability to power and backhaul network traffic.

Our operational support systems were enhanced in fiscal 2022 to streamline customer activation capabilities and provide proactive monitoring capabilities to assist our operational teams with awareness of potential service issues in order to address them before they arise or to mitigate customer impact.

The Company has not launched 5G services. In order to be able to offer a true 5G experience that can compete as 5G evolves, Freedom Mobile requires sufficient bandwidth in mid-band frequencies such as the 3500 MHz and 3800 MHz bands, which it currently does not have. These bands offer a unique combination of capacity and coverage that is particularly important for 5G. In light of the Arrangement Agreement, ISED rules prohibit the Company from participating independently in spectrum auctions. Accordingly, Freedom Mobile was not able to acquire 3500 MHz spectrum in the 2021 spectrum auction and will not be able to participate in any future spectrum auctions, including the 3800 MHz auction planned for 2023 as long as the Arrangement Agreement is in place.

The inability to acquire and retain required spectrum could affect network quality as well as negatively impact Freedom Mobile and Shaw Mobile’s ability to attract and retain customers. See “Risks Related to the Proposed Transaction – The failure to complete the Proposed Transaction could negatively impact the Company and have a material adverse effect on the current and future operations, financial condition and prospects of the Company” for more information.

24	Shaw Communications Inc. 2022 Annual Report

Private Wireless Networks

Shaw continues to provide Private Wireless Network services, specifically within the mining industry. A Private Wireless Network (previously referred to as “Private LTE”) is a complete, standalone cellular network that is used exclusively by the end customer for their business operations. In fiscal 2022, we completed new contracts with Teck Resources Limited (“Teck”) for two additional mine sites in southeastern British Columbia. This expands Shaw’s support to a total of four of Teck’s mining operations, enabling mining automation and autonomous haulage services at their Elkview operations in Sparwood, British Columbia, Highland Valley Copper Operations near Logan Lake, British Columbia, and Fording River and Green Hills, both located North of Elkford British Columbia.

Shaw continues to work with other industry partners to develop and deploy Private Wireless Networks.

Spectrum Holdings

Our Wireless division holds spectrum licences in British Columbia, Alberta, southern Ontario, and eastern Ontario. In some cases, licences are issued on a Tier 2 basis, which cover the relevant province or a large region within the relevant province. In other cases, licences are issued on a Tier 3 basis, which cover smaller regions within a province. On a Tier 2 basis, the Wireless division currently holds 40-50 MHz of AWS-1 and AWS-3 spectrum, 30 MHz of 600 MHz spectrum, and 10 MHz of 700 MHz spectrum in each of British Columbia, Alberta, and southern Ontario. In the Tier 2 area of eastern Ontario, the Wireless division holds 20 MHz of 600 MHz spectrum and 10 MHz of AWS-1 spectrum. In some Tier 3 regions within British Columbia, Alberta, southern Ontario, and eastern Ontario, the Wireless division holds an additional 0-40 MHz of 2500 MHz spectrum and 0-10 MHz of AWS-1 spectrum.

Climate Change and Environmental Responsibility

Shaw is committed to delivering connectivity experiences to Canadians in an environmentally responsible and sustainable manner. A key focus area for the Company involves efficiency and innovation, which includes:

•	Reducing Consumption – we support efforts to reduce employee, customer and enterprise consumption of:

a)	Energy – through the use of energy efficient technologies;

b)	Water – by reducing water consumption in Shaw owned buildings; and

c)	Paper – by continuing to promote e-bill and efficient printing behaviours amongst employees and customers to reduce paper use by shifting interactions to digital platforms.
•	Waste Reduction – to reduce employee, customer and enterprise waste we have implemented waste diversion and e-waste recycling programs and reduced single-use items in our marketing campaigns and packaging.

•	Reducing Carbon Emissions – to reduce Shaw’s carbon footprint through reduction (e.g. LED lighting, high-efficiency boilers, e-billing, reduced truck rolls due to increased consumer self-install of customer premises equipment (CPE)) and market-based instruments (e.g. renewable energy, offsets);

•	Engagement and Awareness – to continuously drive employee, customer and enterprise awareness of Shaw’s environmental initiatives. Engaging employees in our journey – through the establishment of green teams, earth week, and waste reduction initiatives – to advance our goals of educating and sharing common beliefs and values around environmental sustainability.

Shaw is also a signatory of the Canadian Energy Efficiency Voluntary Agreement (CEEVA) with respect to Set-Top Boxes (STBs) and Small Network Equipment (SNE). CEEVA aims to significantly reduce the total annual energy consumption used by STBs and SNEs in Canada.

Environmental and Social Governance

Shaw focuses its environmental, social and governance (ESG) efforts in four areas: Network & Products, People & Community, Efficiency & Innovation and Governance & Risk. Shaw’s ESG report provides stakeholders (i.e., customers, employees, investors, supply chain partners and regulators) with an overview of our ESG program, including Shaw’s goals and actions. Shaw’s ESG report can be found at https://www.shaw.ca/corporate/environmental-social-governance.

Management’s Discussion & Analysis Shaw Communications Inc.	25

GOVERNMENT REGULATIONS AND REGULATORY DEVELOPMENTS

Substantially all of the Company’s Canadian business activities are subject to regulations and policies established under various pieces of legislation, including the Broadcasting Act (Canada) (“Broadcasting Act”), the Telecommunications Act (Canada) (“Telecommunications Act”), the Radiocommunication Act (Canada) (“Radiocommunication Act”), and the Copyright Act (Canada) (“Copyright Act”). Regulation of broadcasting and telecommunications is generally administered by the Canadian Radio-television and Telecommunications Commission (CRTC or the “Commission”) under the supervision of the Department of Canadian Heritage (“Canadian Heritage”) and ISED, respectively. The allocation and use of wireless spectrum in Canada are governed by spectrum licences issued by, and radio authorization conditions set by, ISED pursuant to the Radiocommunication Act.

Limits on Non-Canadian Ownership and Control

Neither a holding company that has a subsidiary operating company licenced under the Broadcasting Act, nor any such licencee, may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC. Pursuant to the Direction to the CRTC (Ineligibility of Non-Canadians) (the “Direction”), non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of a licencee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee level. If a holding company of a licencee does not satisfy the requirement that 80% of its board of directors be resident Canadians, it must have a CRTC-approved Independent Programming Committee (IPC) in place to ensure that neither the holding company nor its directors exercise control or influence over the programming decisions of its subsidiary licencee. With CRTC approval, Shaw has implemented an IPC to comply with the Direction.

Limits on non-Canadian ownership apply to certain Canadian carriers pursuant to the Telecommunications Act, the Radiocommunication Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian of a company operating pursuant to those Acts. Instead, the Telecommunications Act, the Radiocommunication Act and associated regulations require only that 80% of the voting shares of such entities be held by resident Canadians. The Canadian ownership requirements do not apply to wireline and wireless telecommunications carriers that have annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues for the sector.

The Company’s Articles contain measures to ensure the Company continues to comply with applicable Canadian ownership requirements and its ability to obtain, amend, or renew a licence to carry on any business. Shaw must file a compliance report annually with the CRTC confirming that it is eligible to operate in Canada as a telecommunications common carrier.

Broadcasting Act

Pursuant to the Broadcasting Act, the CRTC is mandated to regulate and supervise all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires broadcast distribution undertakings (BDUs) to give priority to the carriage of Canadian services; to provide efficient delivery of programming services at affordable rates; to provide reasonable terms for the carriage, packaging and retailing of those programming services; and provides the option to operate a community channel. Under the Broadcasting Act, the Governor in Council (GIC) may issue broad policy directions of general application on matters with respect to the objectives of Canada’s broadcasting policy and related regulatory policy.

The Broadcasting Act also sets out requirements for programming services with respect to Canadian content. The Company’s broadcasting distribution business and on-demand programming services depend on licences (or operate under an exemption order) granted and issued by the CRTC under the Broadcasting Act. Pursuant to CRTC regulations, the Company is required to contribute 5% of its cable and direct-to-home (DTH) BDUs’ gross revenues to support the production of Canadian programming.

Licensing and Ownership

The Company’s cable licences are subject to a five-year term, expiring August 31, 2023. The Company’s DTH and Satellite Relay Distribution Undertaking (SRDU) licences are subject to a seven-year term, expiring August 31, 2026.

The Company’s terrestrial on-demand licence and PPV licences (terrestrial and DTH) expire August 31, 2024.

New Media

The Company’s digital media broadcasting undertakings (DMBUs) operate pursuant to the CRTC’s exemption order for digital media broadcasting undertakings, Appendix to Broadcasting Order CRTC 2012-409 (the “Exemption

26	Shaw Communications Inc. 2022 Annual Report

Order”). The Exemption Order prohibits DMBUs from offering television programming on an exclusive or preferential basis in a manner that depends on subscription to a specific mobile or retail Internet service, as well as from conferring an undue preference or disadvantage. The Exemption Order does not impose any levy on the revenue of DMBUs to support Canadian content, or Canadian carriage or packaging requirements. On February 23, 2022, the CRTC introduced a new annual reporting requirement applicable to all DMBUs operating in Canada (the “Survey”). The Survey will collect data regarding DMBUs’ revenues, programming expenditures, and subscriptions. The imposition of new fees or regulatory requirements on DMBUs in connection with the data collected by the Survey could negatively impact the Company’s financial results from broadcasting.

Potential Legislative Changes

On December 16, 2021, the Federal Government issued Ministerial mandate letters. The Minister of Canadian Heritage has been directed to “reintroduce legislation to reform the Broadcasting Act to ensure foreign web giants contribute to the creation and promotion of Canadian stories and music.” The fulfillment of the foregoing Ministerial mandate could lead to legislative changes and the introduction of new regulatory measures that result in new costs and fees payable by the Company in connection with its provision of digital media services, result in new competition in the provision of broadcasting distribution services, and/or negatively impact the Company’s financial results from broadcasting.

On February 2, 2022, the Minister of Heritage introduced a bill to amend the Broadcasting Act (Bill C-11). On June 21, 2022, following Second Reading in the House of Commons and consideration by the House of Commons Standing Committee on Canadian Heritage, Bill C-11 passed Third Reading in the House of Commons and was sent to the Senate for consideration. The Senate completed First Reading on June 21, 2022, and the bill is currently under consideration of the Standing Senate Committee on Transport and Communications. While Bill C-11 does not introduce material new obligations applicable to or fees payable by the Company’s cable, DTH, digital media, or satellite transport services, it remains subject to amendment prior to its passage, pursuant to the parliamentary process. Furthermore, Bill C-11 introduces administrative monetary penalties heightening the risk of such penalties for contraventions of the Broadcasting Act, regulations, or CRTC decisions in the future. In addition, the CRTC will, subsequent to any Royal Assent to Bill C-11, engage in one or more proceedings to align Canadian broadcasting regulation with the amended Broadcasting Act. Any such alignment could also lead to material obligations applicable to the Company’s cable, DTH, digital media and satellite transport services.

Any changes to the Broadcasting Act and related regulations – pursuant to the introduction of Bill C-11 (as currently drafted or as may be further amended), or – if Bill C-11 is not passed – any new bill concerning broadcasting that proposes different or additional provisions – alone or in combination with existing regulatory measures applicable to the Company’s broadcasting services – could impact the business practices of the Company; result in the imposition of new fees and costs on the Company’s cable, DTH, digital media, or satellite transport services; allow for the introduction of new competition in the provision of broadcasting distribution services; and/or negatively impact the Company’s financial results from broadcasting.

Other Potential New or Increased Fees and Costs

New fees and costs could also be imposed pursuant to CRTC regulation, with or without legislative changes. The Commission indicated that in 2022-2023 it will examine new mechanisms to support local television news production through a review of the Independent Local News Fund. If the CRTC were to implement support for local television stations news production through new or increased fees on BDUs, it would increase costs for the Company. Implementation of new regulatory measures with the foregoing objective could result in new fees payable by the Company’s cable, DTH or digital media services and/or negatively impact the Company’s financial results from broadcasting.

Sections 21 and 49 of the CRTC’s Broadcasting Distribution Regulations (the “BDU Regulations”) currently state that a cable BDU must obtain the consent of an over-the-air (OTA) broadcaster in order to distribute its signal in a distant market. In the case of DTH BDUs, the BDU Regulations permit the distribution of local OTA television signals on a distant basis without consent within the province of origin, but the BDU Regulations state that DTH BDUs must obtain broadcaster consent to deliver an OTA television signal out-of-province, unless the DTH BDU is required to carry the signal out-of-province on its basic service. There are questions as to the jurisdictional validity of sections 21 and 49 of the BDU Regulations, which are currently being considered by the CRTC pursuant to an application by Rogers Media Inc. (RMI), posted by the Commission on February 21, 2020, asking the Commission to enforce those sections. Based on the current language of sections 21 and 49 of the BDU Regulations and depending on the outcome of RMI’s application, broadcasters may seek to limit distribution of distant signals or seek remuneration for their distribution by the Company, which could increase costs for the Company and limit its offerings to consumers (including pursuant to demands for signal take-down or program blackouts). In addition, any confirmation by the CRTC of the validity of television broadcast licencees’ right of authorization regarding the retransmission of their signals in distant markets could lead to similar demands by non-Canadian broadcasters. Any such impacts or demands could significantly impact the Company’s costs and negatively impact the Company’s financial results.

Management’s Discussion & Analysis Shaw Communications Inc.	27

Telecommunications Act

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable high-quality telecommunication services. The CRTC has the authority to forbear from regulating one or more services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for those services to protect the interests of users. Retail Internet, home phone services and mobile wireless services have been forborne from price regulation. However, regulations do affect certain terms and conditions under which Shaw’s retail services are provided. As described further below under “Third Party Internet Access,” certain Shaw wholesale services are regulated.

Under the Telecommunications Act, the GIC may issue broad policy directions of general application to the CRTC with regard to the telecommunications policy directives set out in the Telecommunications Act (each a “Telecommunications Policy Direction”). As described below under “New Government Policy Direction to CRTC Concerning Telecommunications,” the GIC has proposed a new policy direction with the intention of guiding the CRTC’s decision-making on telecommunications matters.

The CRTC and ISED can also impose monetary penalties on companies that contravene the Telecommunications Act, the Radiocommunication Act, and the regulations and rules promulgated thereunder. For recent developments with respect to the CRTC’s imposition of monetary penalties under the Telecommunications Act, see discussion below under “Administrative Monetary Penalties”.

ISED is responsible for the allocation, issuance and management of radio spectrum pursuant to the Radiocommunication Act. As well, the technical operating aspects of the Company’s businesses are regulated by technical requirements and performance standards established by ISED, primarily under the Telecommunications Act and the Radiocommunication Act.

New Government Policy Direction to CRTC Concerning Telecommunications

On June 4, 2022, the Government published a proposed Policy Direction in the Canada Gazette with respect to the CRTC’s oversight of telecommunications regulation. The Government has proposed that the new Policy Direction repeal and replace both of the existing Policy Directions introduced in 2006 and 2019. The new Policy Direction, as proposed, would maintain most of the 2019 Policy Direction, which directs the CRTC to consider how measures can promote all forms of competition as well as affordability, consumer interests and innovation. It also retains an instruction from the 2006 Policy Direction that regulatory measures should be efficient and proportionate to their purpose, but removes the 2006 Policy Direction’s emphasis on market forces. Most of the proposed Policy Direction is new and includes specific instructions to the CRTC regarding fixed internet and mobile wireless competition, consumer welfare, and universal access policy matters. Once implemented in its final form, the Policy Direction will apply to all telecommunications regulatory measures, including those affecting the Company’s Consumer and Business internet and phone services, wholesale telecommunications services, and Wireless services. The Policy Direction is expected to come into force in late 2022. The impact of the Policy Direction will depend on the final text and how the CRTC interprets and applies it in the context of specific matters and proceedings.

Third Party Internet Access

Shaw is mandated by the CRTC to provide a wholesale high-speed access (HSA) service at regulated rates to independent ISPs (“Resellers”), who use the wholesale HSA services to provide their own retail Internet services to consumers (“Third Party Internet Access” or “TPIA”).

Telecom Orders CRTC 2019-288 and 2021-181

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set Shaw’s aggregated wholesale HSA service rates. The rates imposed by the Order were significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. Shaw, jointly with Cogeco, Eastlink, Rogers and Videotron (the “Cable Carriers”), pursued all three routes of appeal of the Order: appeal to the Federal Court of Appeal (FCA); Petition to federal Cabinet; and application with the CRTC to review and vary the Order. On May 27, 2021, the CRTC released its decision in the Cable Carriers’ application to review and vary the rates set by the Order (“TD 2021-181”), in which it determined that there was substantial doubt as to the correctness of the aggregated wholesale HSA service rates set by the Order and approved on a final basis the interim rates set in October 2016. On June 28, 2021, TekSavvy Solutions Inc. (“TekSavvy”), filed a motion for leave to appeal TD 2021-181 to the FCA. Leave was granted on September 15, 2021. In its appeal, TekSavvy is seeking an order from the FCA that TD 2021-181 is quashed, and the 2019 Order is reinstated or, in the alternative, that the matter is returned to the CRTC for redetermination. If the FCA were to intervene in any way with the effect of decreasing the aggregated wholesale HSA service rates set by TD 2021-181, this could significantly reduce the amount that the Company can charge for aggregated wholesale HSA services and negatively impact the Company’s broadband Wireline revenues and investments, as well as its ability to compete with Resellers and other facilities-based HSA providers.

Distinction between residential and business wholesale HSA services

On March 3, 2020, the Commission initiated a proceeding to examine wholesale HSA tariff provisions that differentiate

28	Shaw Communications Inc. 2022 Annual Report

between residential and business end-users. Final replies were filed on February 11, 2021, and a decision is pending. The Company’s tariffs do not limit or restrict reselling to business end-users. If the Commission’s decision goes beyond addressing existing tariff provisions that place restrictions on Resellers based on market segmentation, and mandates new wholesale access requirements applicable to the Company’s Consumer or Business Internet services, the Company’s broadband revenues and investments, as well as its ability to compete, could be negatively impacted.

Disaggregated Wholesale Services Framework

In 2015, the CRTC completed a review of the wholesale wireline policy framework, including TPIA, and: (i) extended mandated wholesale access services to include FTTP facilities; and (ii) initiated a shift to a new disaggregated wholesale HSA service model. On June 11, 2020, the Commission initiated a new proceeding to consider the appropriate network configuration for disaggregated wholesale HSA services across the country, and suspended the proceeding to set final rates, terms, and conditions for the disaggregated wholesale HSA services in Ontario and Quebec, for which network configurations had previously been reviewed and approved by the CRTC in 2016. The disaggregated wholesale service configuration that is mandated by the Commission could require significant and costly modifications to the Company’s broadband network architecture. The final mandated rates and the terms of disaggregated HSA services could negatively impact the Company’s broadband revenues and investments as well as its ability to compete with Resellers and other facilities-based disaggregated HSA providers.

Review of the approach to rate setting for wholesale telecommunications services

On April 24, 2020, the Commission initiated a proceeding to review its approach to rate setting for wholesale telecommunications services. Replies were filed on November 27, 2020, and a decision is pending. The CRTC has indicated that it intends to issue its decision in the wholesale rate setting review, and begin implementation of the decision, in 2022-2023. The methodology that is selected will impact the amount that the Company can charge for wholesale HSA service. If the methodology fails to adequately compensate the Company for the costs associated with provisioning HSA services as well as a reasonable return on investment, it will negatively impact the Company’s broadband Wireline revenues and investments and our ability to compete with Resellers and other facilities-based HSA providers. The chosen methodology could also potentially apply to wholesale wireless services, including mandated roaming.

CRTC Wireless Review

In February 2019, the CRTC initiated its review of the regulatory framework for mobile wireless services and held a public hearing in February 2020. The Commission reviewed competition in the retail market, including potential regulatory intervention, such as new retail policies and mandated low-cost data-only plans, and wholesale wireless regulation, including wholesale access for mobile virtual network operators (MVNOs), and whether there is any need to make changes to the wholesale roaming policy. In April 2021, the CRTC issued the Wireless Review decision, Telecom Regulatory Policy CRTC 2021-130 (“TRP 2021-130”). In it, the CRTC rejected a broad MVNO regime and instead mandated facilities-based MVNO service, whereby the national wireless carriers as well as SaskTel are mandated to provision wholesale MVNO access services only to carriers holding a spectrum licence in a given service area. On October 29, 2022, the CRTC finalized the terms and conditions of the facilities-based wholesale MVNO access service, and directed the national wireless carriers and SaskTel to update their tariffs accordingly Rates will be determined through commercial negotiation, with recourse to CRTC Final Offer Arbitration if negotiations reach an impasse.

In TRP 2021-130, the CRTC also held that the national wireless carriers would be required to provide seamless roaming as part of their mandated domestic wholesale roaming services used by the Company and other carriers as of April 15, 2022 and confirmed that the wholesale roaming policy applies to 5G networks. The national wireless carriers’ wholesale roaming tariffs will be reviewed to ensure the rates reflect the underlying costs associated with seamless roaming following its implementation. At that time, the CRTC will also assess the underlying costs of wholesale roaming on 5G networks. TRP 2021-130 did not mandate specific retail services but set clear expectations for the offer and promotion by the national carriers of low-cost, emergency use, and occasional use plans at specified rates. Finally, the CRTC determined that the Telecommunications Act does not give it the jurisdiction to adjudicate disputes concerning access to public places for the purpose of constructing, maintaining, and operating mobile wireless transmission facilities. On May 14, 2021, TELUS filed for leave to appeal the CRTC’s determinations related to seamless roaming and jurisdiction over access to public places relating to wireless facilities. On August 11, 2021, the FCA granted TELUS leave.

Access for Wireline Network

Shaw requires access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy wireline network facilities. Under the Telecommunications Act, the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third-party use. The CRTC’s jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities. Shaw’s wireline network also requires access to construct facilities in roadways and other public places. Under the Telecommunications Act, Shaw may construct its telecommunications facilities within roadways and other public places with the consent of the municipality or other public authority having jurisdiction.

Management’s Discussion & Analysis Shaw Communications Inc.	29

On December 10, 2019, the Commission initiated a review to examine “potential barriers and/or regulatory solutions to building new facilities or interconnecting to existing facilities in order to extend broadband-capable networks more efficiently into underserved areas […].” The Commission specifically requested comments on barriers such as access to affordable transport services and efficient use of support structures; how and to what extent these barriers are preventing carriers from extending transport networks and offering services in underserved regions; and proposals on potential regulatory measures to address the barriers. Final submissions were filed in March 2021, and a decision has not yet been issued. The introduction of regulatory requirements applicable to the provision of wholesale transport services in rural or remote areas could negatively impact the Company’s financial results.

In April 2021, the CRTC found that Bell Canada had breached three sections of the Telecommunications Act in relation to its processing of permit applications, filed by Videotron Ltd., for access to Bell’s support structures. Following a public consultation to determine the appropriateness of issuing an administrative monetary penalty (“AMP”) in relation to the violations, on June 15, 2022, the CRTC imposed a $7.5M AMP on Bell Canada. The imposition of an AMP for violations of this nature suggests an increasing willingness on the part of the CRTC to use this enforcement tool, heightening the risk of such penalties for contraventions of the Telecommunications Act, regulations, or CRTC decisions in the future.

Network Reliability Measures

Following outages on Rogers’ networks in July 2022, the Minister of Innovation, Science and Industry (ISI) directed telecommunications service providers (TSPs) to enter into a formal agreement to ensure and guarantee emergency roaming, mutual assistance, and a communications protocol for advising the public and government during major outages and other emergencies. Pursuant to the Minister’s direction, a formal Memorandum of Understanding was entered into by Shaw Communications Inc., Freedom Mobile Inc. and 11 other TSPs in early September 2022. Emergency roaming agreements and mutual assistance agreements between TSPs are to be negotiated within 9 months of execution of the MOU.

In addition, the Minister of ISI has directed the Canadian Security Telecommunications Advisory Committee (CSTAC), an industry committee comprised of TSP representatives, until March 2023 to develop recommendations respecting further measures to ensure robust and reliable telecommunications networks across the country. CSTAC has created a Canadian Telecommunications Networks Resiliency working group for this purpose. The Minister has also instructed his department to review all appropriate measures to be implemented in order to strengthen networks and improve network resiliency.

Furthermore, the CRTC is pursuing a detailed investigation of Rogers’ July 2022 outage, including an evaluation of the measures that the company is putting in place in response to that outage. The Company could face significant new costs as a result of the obligations it takes on pursuant to the MOU, should it be required to avail itself of emergency roaming or any mutual assistance, as well as a result of any new measures taken in connection with the CSTAC process to ensure reliable networks (in which Shaw and Freedom are participants), or any new regulations or requirements introduced by ISED or the CRTC pursuant to the ongoing processes outlined herein.

Radiocommunication Act

The Company’s Wireless division holds licences for the use of radiofrequency spectrum required to operate its mobile wireless business. Those spectrum licences are administered by ISED under the Radiocommunication Act. Spectrum use is governed by conditions of licence, including licence term, transferability/divisibility, deployment requirements, technical compliance requirements, lawful interception, research and development, and mandated antenna site sharing and domestic roaming services.

Any changes to the Radiocommunication Act or related regulations, rules or licence conditions could impact the business practices of the Company and/or the processes governing its acquisition of new spectrum for purposes of building its wireless networks.

On December 16, 2021, the Federal Government issued Ministerial mandate letters. The Minister of Innovation, Science, and Industry has been directed to “[a]ccelerate broadband delivery by implementing a “use it or lose it” approach to require those that have purchased rights to build broadband to meet broadband access milestones or risk losing their spectrum rights.” The fulfillment of the foregoing Ministerial mandate could lead to the introduction of new deployment and/or subordination requirements associated with the Company’s spectrum licences and/or enforcement processes, which could negatively impact the Company’s financial results from wireless services.

Wireless Spectrum Licences

The Company’s AWS-1 spectrum licences were renewed in 2019 for a 20-year term. The Company’s AWS-3 spectrum licences were issued in 2015 for a 20-year term. The 700 MHz and 2500 MHz spectrum licences that the Company purchased from Quebecor were initially issued in February 2014 and May 2015, respectively for a term of 20 years. The Company also holds other 2500 MHz licences, including those acquired at ISED’s 2018 residual auction, which were issued for a 20-year term, and the Company also acquired 600 MHz licences at ISED’s 2019 auction, which were issued for a 20-year term.

30	Shaw Communications Inc. 2022 Annual Report

The Company’s licences come with conditions, including a variety of deployment conditions that are increasingly extensive over time.

In March 2020, ISED released its policy and licensing framework for the 3500 MHz (3450-3650 MHz) auction, following a public consultation process in 2019. The auction commenced in June 2021, and provisional results were published on July 29, 2021. Shaw did not participate in the auction.

In May 2021, following a public consultation in 2020 on proposed revisions to the 3800 MHz band (3650-4200 MHz), ISED released its decision allowing future mobile use in the band. The band is currently used primarily to provide fixed satellite services. Existing satellite users of the spectrum in remote, satellite dependent areas of the country will be permitted to continue to operate across the band, while those in urban areas will be consolidated in the 4000-4200 MHz spectrum range and subject to a transition process that will be complete in March 2025. Following a public consultation in early 2022, in late June 2022, ISED released its policy and licensing framework for the 3800 MHz auction. A cross-band cap will apply to the 3500 MHz and 3800 MHz bands, precluding licencees from acquiring 3800 MHz spectrum that would result in holdings of more than 100 MHz of spectrum across the two bands. The auction is scheduled to start on October 24, 2023.

On June 6, 2022, ISED initiated a consultation on the licensing framework for spectrum in the 26, 28 and 38 GHz bands (also known as “millimetre wave” or “mmWave” bands). The consultation follows ISED’s 2019 decision to make 1850 MHz of spectrum in the 26-28 GHz bands and 2400 MHz of spectrum in the 38 GHz band available for mobile use. ISED is seeking comments on, among other things, its proposal to implement pro-competitive measures in the mmWave auction, as well as other licence attributes and obligations. The consultation closed on November 8, 2022.

In May 2021, ISED also released a decision confirming its intention to make 1200 MHz of spectrum in the 6 GHz band (5925-7125 MHz) available for WiFi and other unlicenced uses. Technical standards for equipment operating in the band must be developed before the spectrum becomes available for use.

On February 24, 2022, ISED commenced two consultations on the potential release of additional spectrum for licence-exempt use. This includes spectrum in the 5850-5895 MHz range and various high-frequency ranges above 95 GHz. These consultations could result in additional spectrum being made available for licence-exempt technologies including Wi-Fi and the Internet of Things. These consultations are now closed. Decisions from ISED are expected by the end of 2022.

In August 2022, ISED launched a consultation to consider the establishment of a non-competitive (i.e., non-auction) licensing framework for spectrum in the 3900-3980 MHz band and portions of the 26, 28, and 38 GHz bands. ISED proposes to licence this spectrum for one-year terms on a “first-come, first served” basis, in order to generate more industrial and non-traditional use cases for the spectrum. ISED’s proposals, if adopted, could lead to future opportunities for other parties to access mobile spectrum, which could impact the Company’s competitiveness.

If the Proposed Transaction is not completed, the Company’s inability to have participated in any wireless spectrum auction and to acquire licences thereunder during its pursuit of the Proposed transaction could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. See “Risks Related to the Proposed Transaction – The failure to complete the Proposed Transaction could negatively impact the Company and have a material adverse effect on the current and future operations, financial condition and prospects of the Company” for further details.

Access for Wireless Network

In order to support the Wireless network’s deployment and operation, the Company must be able to locate and construct suitable wireless antenna sites, which in some cases requires certain authorizations or approvals from municipalities, which vary from one municipality to another but are also subject to federal oversight. The process for such approvals can include a comprehensive consultation process related to local land use priorities and new antenna site design parameters. As noted above, the CRTC determined that the Telecommunications Act does not give it the jurisdiction to adjudicate disputes concerning access to public places for the purpose of constructing, maintaining, and operating mobile wireless transmission facilities and TELUS is appealing that aspect of the decision at the FCA.

The Wireless division also uses arrangements whereby it co-locates its antennae equipment on towers and/or sites owned and operated by third party tower and/or site providers and the three national wireless carriers. Pursuant to the conditions of their spectrum licences and the CRTC’s policy framework for wholesale wireless services, the three national wireless carriers must allow competitors, including Freedom Mobile and Shaw Mobile, to access these locations on commercial terms, subject to any technical feasibility limitations. The CRTC’s review of mobile wireless services included a focus on reducing barriers to infrastructure deployment and whether any further regulatory measures are required to reduce barriers to the deployment of wireless infrastructure. In the CRTC’s review of mobile wireless services, the Commission indicated that it would examine issues

Management’s Discussion & Analysis Shaw Communications Inc.	31

associated with access to various types of infrastructure in order to deploy wireless networks and whether changes should be made to the Commission’s existing rules to facilitate such access. In its Wireless Review decision (TRP 2021-130), the CRTC determined that it did not need to take any additional action in relation to tower and site sharing at this time.

Copyright Act

Canada’s Copyright Act accords the creators and owners of content various rights to authorize and/or be remunerated for the use and performance of their works, including, in some instances, by BDUs and digital broadcasting services. In addition, the Copyright Act creates certain exceptions that permit the use of copyrighted works without the authorization or remuneration of rights holders.

New or Potential Legislative Changes

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry were directed, pursuant to mandate letters issued December 16, 2021, “to amend the Copyright Act to further protect artists, creators and copyright holders, including to allow resale rights for artists.” Any amendments to the Copyright Act that modify the terms and conditions applicable to the use of content, including new rights and/or the scope of users’ exceptions under the Copyright Act, could create increased fees and negatively impact the business practices of the Company, as well as the ability to serve our customers.

Potential for New or Increased Fees

Judicial Review of the Distant Signal Retransmission Tariff Rates (2014-2018)

On December 18, 2018, the Copyright Board released a rate decision for the Distant Signal Retransmission Tariff for the past tariff period of 2014-2018, inclusive, which introduced a rate increase that applied retroactively, and established an interim tariff for 2019 based on the 2018 rate. Both the Copyright Collective of Canada (the “Collectives”) and Objectors filed a Notice of Application for judicial review with the FCA on November 4, 2019. On July 23, 2021, the FCA dismissed the Objectors’ application on all grounds, and granted the Collectives’ application on two grounds for the years 2016-2018, which it remitted to the Board for redetermination. The Objectors’ SCC application for leave to appeal the FCA decision was filed on September 29, 2021 and declined by the SCC on March 24, 2022. On June 29, 2022, the Board initiated its reconsideration of the royalty rates applicable for the 2016-2018 period. The Board’s redetermination of the valuation issues could subject the Company to significantly increased royalty rates for the 2016-2018 period.

Privacy and Anti-Spam Legislation

Privacy Legislation

The Personal Information Protection and Electronic Documents Act (Canada) (PIPEDA) is Canada’s federal privacy law regulating the collection, use, and disclosure of personal information in Canada by a federally regulated organization in the private sector. The Company has established a privacy policy and its internal privacy processes in accordance with PIPEDA.

The Minister of Innovation, Science and Industry was directed, pursuant to a mandate letter issued December 16, 2021, to introduce legislation to advance the Digital Charter, strengthen privacy protections for consumers and provide a clear set of rules that ensure fair competition in the online marketplace. On June 16, 2022, the Government introduced Bill C-27, the Digital Charter Implementation Act, 2022 (“DCIA 2022”). The proposed legislation will replace Canada’s existing federal privacy statute, PIPEDA. The DCIA 2022 is comprised of 3 proposed Acts: the Consumer Privacy Protection Act; the Personal Information and Data Protection Tribunal Act; and the Artificial Intelligence and Data Act. The DCIA 2022 is expected to pass as early as Spring 2023. It is anticipated that it will include a significant transition period prior to its coming into force. The DCIA 2022 will require the Company to incur costs to adjust its policies and practices related to privacy, as well as data collection, management, disposal, access practices and the usage of Artificial Intelligence to ensure compliance. The DCIA 2022 could also, if passed in its current form: limit the Company’s ability to utilize data in support of its business, as well as preserve and expand its customer base; and, expose the Company to the risk of significant penalties and claims (including pursuant to a proposed right of private action) in connection with any non-compliance. Bill C-27 has received First Reading in the House and debate on Second Reading began on November 4, 2022. It has not yet been referred to Committee.

Cybersecurity Legislation

On June 14, 2022, the Government introduced new cybersecurity legislation, Bill C-26, An Act Respecting Cyber Security (the “Bill”). The Bill will modify the Telecommunications Act to grant the Governor in Council and the Minister of Industry broad powers to mandate any necessary action to protect Canada’s telecommunications system. In addition, the legislation introduces the Critical Cyber Systems Protection Act (“CCSPA”) which aims to strengthen baseline cybersecurity for services and systems that are vital to national security and public safety, and which will introduce a regulatory regime requiring operators in the telecommunications, finance, federally regulated energy, and federally-regulated transport sectors to protect their critical

32	Shaw Communications Inc. 2022 Annual Report

cyber systems. The Bill introduces significant fines for non-compliance, up to $10M for the first violation of an Order issued or regulations introduced pursuant to the proposed amendments to the Telecommunications Act, and $15M for the first and any subsequent violations of the CCSPA and regulations introduced pursuant to the CCSPA. Such changes could result in the Company incurring significant new costs to ensure compliance or, in the event of any finding of non-compliance, as penalties in connection therewith. Bill C-26 has received First Reading in the House. While the timing for subsequent readings, referral to Committee for consideration, and passage have not yet been determined, the Bill may be passed into law by the end of the year.

Canada’s Anti-Spam Legislation (CASL)

CASL sets out a comprehensive regulatory regime regarding online commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. CASL is administered primarily by the CRTC, and non-compliance may result in fines of up to $10 million. The Company maintains internal practices and policies to facilitate compliance with CASL.

Environmental matters

Shaw’s operations are subject to environmental regulations, including those related to electronic waste, printed paper and packaging. A number of provinces have enacted regulations providing for the diversion of certain types of electronic and other waste through product stewardship programs (PSP). Under a PSP, companies who supply designated products in or into a province are required to participate in or develop an approved program for the collection and recycling of designated materials and, in some cases, pay a per item fee. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

KEY PERFORMANCE DRIVERS

Shaw measures the success of its strategies using revenue, a key financial measure, as described below.

Financial Measures

Revenue

Revenue is a measurement determined in accordance with International Financial Reporting Standards (IFRS). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items such as trade or volume discounts, agency commissions, and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

Non-GAAP and Additional Financial Measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures or non-GAAP ratios. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure requirements may also provide discussion and analysis of supplementary financial measures. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP measures, non-GAAP ratios, or supplementary financial measures have not been presented as an alternative to net income, funds flow from operations, or any other measure of performance or liquidity prescribed by IFRS. The following contains a description of the Company’s use of specified financial measures and for Non-GAAP financial measures and Non-GAAP ratios provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, other gains (losses), amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business and assess performance.

Management’s Discussion & Analysis Shaw Communications Inc.	33

Adjusted EBITDA has no directly comparable GAAP financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Year ended August 31,
(millions of Canadian dollars)	2022	2021	Change %

Net Income	764	986	(22.5)

Add back (deduct):

Restructuring costs	—	14	(100.0)

Amortization:

Deferred equipment revenue	(9)	(11)	(18.2)

Deferred equipment costs	38	47	(19.1)

Property, plant and equipment, intangibles and other	1,198	1,183	1.3

Amortization of financing costs – long-term debt	3	2	50.0

Interest expense	260	231	12.6

Other gains (losses)	23	2	>100.0

Current income tax expense	311	30	>100.0

Deferred income tax expense (recovery)	(54)	16	>(100.0)

Adjusted EBITDA	2,534	2,500	1.4

Adjusted EBITDA margin

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Year ended August 31,
	2022	2021	Change %

Wireline	49.1%	49.6%	(1.0)

Wireless	37.6%	30.9%	21.7

Combined Wireline and Wireless	46.5%	45.4%	2.4

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. Refer to “Liquidity and Capital Resources” for further detail.

Net debt leverage ratio

The Company uses this non-GAAP ratio to determine its optimal leverage ratio. Refer to “Liquidity and Capital Resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of adjusted EBITDA less capital expenditures (excluding asset retirement obligations), interest on debt, interest on lease liabilities, income taxes paid (net of refunds), payments relating to lease liabilities, dividends paid on the preferred shares, and adjusted to exclude non-cash share-based compensation expense or recovery. The most directly comparable IFRS financial measure to free cash flow is funds flow from operations, and a reconciliation of free cash flow to funds flow from operations is presented below.

The Company has revised its method of calculating free cash flow to better reflect management’s view of the Company’s free cash flow generation, and to ensure compliance with the requirements under applicable securities law relating to the disclosure and reconciliation of non-GAAP financial measures that became effective August 31, 2022 for the Company. The free cash flow numbers disclosed in this report for prior periods have been restated to conform with the presentation of Fiscal 2022 amounts.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis, whereas other components such as interest expense and income taxes paid (net of refunds) are not generally directly attributable to a segment and are reported on a consolidated basis.

34	Shaw Communications Inc. 2022 Annual Report

Free cash flow is calculated as follows:

	Year ended August 31,
(millions of Canadian dollars)	2022	2021	Change %

Revenue

Consumer	3,547	3,665	(3.2)

Business	623	584	6.7

Wireline	4,170	4,249	(1.9)

Service	972	891	9.1

Equipment	319	381	(16.3)

Wireless	1,291	1,272	1.5

	5,461	5,521	(1.1)

Intersegment eliminations	(13)	(12)	8.3

	5,448	5,509	(1.1)

Adjusted EBITDA

Wireline	2,049	2,107	(2.8)

Wireless	485	393	23.4

	2,534	2,500	1.4

Capital expenditures and equipment costs (net):(1)

Wireline	952	724	31.5

Wireless	131	282	(53.5)

	1,083	1,006	7.7

Free cash flow before the following	1,451	1,494	(2.9)

Less:

Interest on debt and provisions	(219)	(186)	17.7

Interest on lease liabilities	(41)	(45)	(8.9)

Income taxes paid (net of refunds)	(259)	(174)	48.9

Lease payments relating to lease liabilities	(114)	(110)	3.6

Other adjustments:

Non-cash share-based compensation	1	2	(50.0)

Preferred share dividends	—	(8)	(100.0)

Free cash flow	819	973	(15.8)

(1)	Capital expenditures are net of asset retirement obligations as disclosed in Note 26 of the Consolidated Financial Statements.

Management’s Discussion & Analysis Shaw Communications Inc.	35

The following table provides a reconciliation of free cash flow to funds flow from operations:

	Year ended August 31,
(millions of Canadian dollars)	2022	2021	Change %

Funds flow from operations	1,992	2,249	(11.4)

Capital expenditures and equipment costs (net):

Wireline	952	724	31.5

Wireless	131	282	(53.5)

	1,083	1,006	7.7

Free cash flow from continuing operations before the following	909	1,243	(26.9)

Less:

Payment of lease liabilities	(114)	(110)	3.6

Other adjustments:

Income taxes paid (net of refunds)	(259)	(174)	48.9

Current income tax expense	311	30	>100.0

Acquisition, integration and restructuring costs	—	14	(100.0)

Net change in contract asset balances	(40)	(47)	(14.9)

Defined benefit pension plans	(11)	(2)	>100.0

Preferred share dividends	—	(8)	(100.0)

Other adjustments(1)	23	27	(14.8)

Free cash flow	819	973	(15.8)

(1)	Other adjustments consist of other (income) expense as disclosed in Note 24 of the Consolidated Financial Statements.

36	Shaw Communications Inc. 2022 Annual Report

Statistical Measures

Subscriber counts (or Revenue Generating Units (RGUs))

The Company measures the count of its subscribers in its Consumer, Business, and Wireless divisions.

In the Consumer and Business divisions, Wireline Video subscribers include residential customers, multiple dwelling units (MDUs) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in the individual’s rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Video satellite subscribers are counted in the same manner as Wireline Video customers except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection. Internet customers include all modems on billing and Phone includes all phone lines on billing. All subscriber counts exclude complimentary accounts but include promotional accounts.

Consumer and Business divisions’ RGUs represent the number of products sold to customers and includes Video (cable and Satellite subscribers), Internet customers, and Phone lines. As at August 31, 2022 these combined divisions had approximately 4.8 million RGUs.

In the Wireless division, a recurring subscriber or RGU (e.g., cellular phone, smartphone, tablet, mobile Internet device) has access to the wireless network for voice and/or data communications, whether prepaid or postpaid. Prepaid subscribers include RGUs where the account is within 90 days of the prepaid credits expiring. As at August 31, 2022 the Wireless division had approximately 2.3 million RGUs.

Refer to “Subscriber Highlights” on page 9 for more information on this measure.

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.41% in fiscal 2022 was comparable to 1.41% in fiscal 2021.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is a supplementary financial measure and industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit for service on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding allocations to wireless service revenue under IFRS 15) divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

In fiscal 2022, ABPU decreased 8.1% to $37.81 compared to $41.15 in the prior year. The ABPU decrease reflects the increased number of customers that have subscribed to our lower priced Shaw Mobile service.

Wireless average revenue per subscriber unit per month (ARPU)

Wireless ARPU is a supplementary financial measure that is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

In fiscal 2022, ARPU decreased 1.4% to $36.83 compared to $37.35 in the prior year. The ARPU decrease reflects the increased number of customers that have subscribed to our lower priced Shaw Mobile service, partially offset by lower device subsidy allocations in fiscal 2022.

Management’s Discussion & Analysis Shaw Communications Inc.	37

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity, and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and accompanying notes. The following is a discussion of the Company’s critical accounting policies.

Revenue and expense recognition

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. For bundled arrangements, we account for individual products and services when they are separately identifiable, and the customer can benefit from the product or service on its own or with other readily available resources. The Company has multiple deliverable arrangements consisting of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate performance obligations; therefore, these revenue streams are assessed as an integrated package.

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from Video, Internet, Phone, DTH, and Wireless customers includes subscriber revenue earned as services are provided. The revenue is considered earned as the period of service relating to the customer billing elapses. In addition to monthly service plans, the Company also offers multi-year service plans in which the total amount of the contractual service revenue is accounted for on a straight-line basis over the term of the plan.

When a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as its earned.

Subscriber connection fee revenue

Connection fees have no standalone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred as contract liabilities and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of three years for Wireline customers and two years for Wireless customers.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Costs incurred to obtain or fulfill a contract

The incremental costs to obtain or fulfill a contract with a customer are deferred and amortized into operating expenses over their expected period of benefit to the extent they are recoverable. These costs include certain commissions paid to internal and external representatives that we expect to be recoverable. Determining the deferral criteria for these costs requires us to make significant judgments.

Customer premise equipment revenue and costs

Customer premise equipment available for sale, which generally includes DTH equipment, has no standalone value to the customer separate and independent of the Company providing additional subscription services. Therefore, the equipment revenue is deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of three years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under IAS 2 “Inventories,” these costs represent inventoriable costs and are deferred and amortized over the period of three years,

38	Shaw Communications Inc. 2022 Annual Report

consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention.

Shaw Business installation revenue and expenses

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Wireless equipment revenue

Revenue for performance obligations satisfied at a point in time is recognized when control of the item or service transfers to the customer. Revenue from the direct sale of equipment to subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

For bundled arrangements (i.e., wireless handsets and voice and data services), items are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. Stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate. The Company offers a discretionary wireless handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. This discount is allocated proportionately between the equipment and service revenue, with the equipment discount recognized when the handset is delivered and the corresponding service discount is classified as a contract asset. The contract asset is reduced on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to service revenue.

The Company also offers a plan allowing customers to receive a larger up-front handset discount than they would otherwise qualify for if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis but is recognized as revenue when the handset is delivered and accepted by the subscriber. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the Consolidated Statements of Financial Position.

Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning three to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred indefeasible right to use (IRU) revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Allowance for doubtful accounts

A significant portion of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgment and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foreseen, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

Leases

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of right-of-use assets.

In determining whether a contract contains a lease, the Company makes judgments in determining whether the contract involves the use of an identified asset, whether the

Management’s Discussion & Analysis Shaw Communications Inc.	39

Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and whether the Company has the right to direct the use of the identified asset.

In determining the contract term, the Company makes judgments in determining the non-cancellable period of the lease and the impact to the term of any options in the contract including options to extend or terminate the lease and whether or not the Company is reasonably certain to exercise these options.

When determining the interest rate used for discounting future cash flows the Company uses the incremental borrowing rate unless the rate implicit in the lease is readily determinable. The determination of the incremental borrowing rate is derived from publicly available rates and adjusted for lease terms. A single incremental borrowing rate is applied to a portfolio of leases with similar characteristics.

Property, plant and equipment and other intangibles – capitalization of direct labour and overhead

The cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.

Corporate departments such as Technology, Operations, Products, and Supply Chain (TOPS): TOPS is involved in overall planning and development of the Video/Internet/Phone/Wireless infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. In addition, TOPS devotes considerable efforts towards the development of systems to support Phone, WiFi, and projects related to new customer management, billing, and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.

Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the Cable/Internet/Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, new subdivision builds, increasing network capacity by reducing the number of homes fed from each node, and upgrades of plant capacity and the WiFi build.

3.

Subscriber-related activities such as installation of new drops and Internet and Phone services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (e.g., wiring, software) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects, and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, a significant portion of labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split.

Amortization policies and useful lives

The Company amortizes the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company may have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher amortization expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

40	Shaw Communications Inc. 2022 Annual Report

Intangibles

The excess of the cost of acquiring cable, satellite, and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licences, wireless spectrum licences, trademarks, brands, customer relationships, and software assets. Broadcast rights and licences, wireless spectrum licences, trademarks, and brands represent identifiable assets with indefinite useful lives.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from 3 – 10 years. The Company reviews the estimates of lives and useful lives on a regular basis.

Asset impairment

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at February 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (CGU) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, and Wireless. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The results of the impairment tests are provided in Note 9 to the Consolidated Financial Statements.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of wireless and transmitter sites. This cost is amortized on the same basis as the related asset. The timing or amount of the outflow is subject to estimation and judgment. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as interest expense. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Employee benefit plans

As at August 31, 2022, Shaw had non-registered defined benefit pension plans for key senior executives and designated executives. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The differences between actual and assumed results are immediately recognized in other comprehensive income/loss. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected to be needed to settle employee benefit obligations and is also used to calculate the interest income on plan assets. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

(millions of Canadian dollars)	Accrued Benefits Obligation at End of Fiscal 2022	Pension Expense Fiscal 2022

Weighted Average Discount Rate –Non-registered Plans	5.00%	3.10%

Impact of: 1% decrease –Non-registered Plans	$44	$1

Deferred income taxes

The Company has recognized deferred income tax assets and liabilities for the future income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized in respect of losses of certain of the Company’s subsidiaries. The deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse or the tax losses are expected to be utilized. Realization of deferred income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences

Management’s Discussion & Analysis Shaw Communications Inc.	41

are deductible. The Company has evaluated the likelihood of realization of deferred income tax assets based on forecasts of taxable income of future years, existing tax laws and tax planning strategies. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities. Contractual and other commercial obligations primarily relate to network fees and agreements for use of transmission facilities in the normal course of business.

42	Shaw Communications Inc. 2022 Annual Report

RELATED PARTY TRANSACTIONS

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, consisting of independent directors. The following sets forth certain transactions in which the Company is involved.

Corus

The Company and Corus Entertainment Inc. (“Corus”) are subject to common voting control. In fiscal 2021 and fiscal 2022, network, advertising, and programming fees were paid to various Corus subsidiaries. The Company also provided uplink of television signals, programming content, Internet services and lease of circuits to various Corus subsidiaries.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). During fiscal 2022, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, British Columbia, is the Company’s headquarters for its lower mainland British Columbia operations.

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors have the authority and responsibility for directing and controlling the activities of the Company. In addition to compensation provided to key management personnel and the Board of Directors for services rendered, the Company transacts with companies related to certain Board members primarily for the purchase of remote control units, network programming, collections, and installation of equipment.

Refer to Note 29 to the Consolidated Financial Statements for further related party transaction detail.

Management’s Discussion & Analysis Shaw Communications Inc.	43

NEW ACCOUNTING STANDARDS

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in IFRS as issued by the IASB. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policies. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective as at August 31, 2022. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position:

•	Proceeds before Intended Use (Amendments to IAS 16, Property, Plant and Equipment) was amended to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing the asset to capable operations. These amendments are required to be applied for annual periods commencing on or after January 1, 2022, however earlier application is permitted. This amendment will not have a material impact on our financial statements.

•	Onerous Contracts – Costs of Fulfilling a Contract (Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets) was amended to clarify which costs should be included in determining the cost of fulfilling a potential onerous contract. These amendments are required to be applied for annual periods commencing on or after January 1, 2022, however earlier application is permitted. These amendments will not have a material impact on our financial statements.

•	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1, Presentation of Financial Statements) was amended to clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments are required to be applied for annual periods commencing on or after January 1, 2023 with early application permitted. The amendments are required to be adopted retrospectively. These amendments are not expected to have a material impact on our financial statements.

•	Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates

and Errors) were amended to clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy and clarifying that accounting estimates are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments are required to be applied for annual periods commencing on or after January 1, 2023 with early application permitted. We are currently assessing the impact of these amendments on the disclosure of our accounting policies.

•	Disclosure of Accounting Policies (Amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2, Making Materiality Judgements) were amended to clarify that entities are required to disclose material accounting policy information, as defined, rather than their significant accounting policies. The amendment to IFRS Practice Statement 2 adds guidance which explains how to apply the materiality process to identify material accounting policy information. These amendments are required to be applied for annual periods commencing on or after January 1, 2023 with early application permitted and are to be applied prospectively. We are currently assessing the potential impact of these amendments on our financial statements.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12, Income Taxes) was amended to clarify that entities are required to recognize deferred taxes on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are required to be applied for annual periods commencing on or after January 1, 2023 with early application permitted. We are currently assessing the impact of these amendments on our financial statements.

RISK MANAGEMENT

In the normal course of our business activities, the Company is subject to risks. The purpose of risk management is to manage and mitigate risk, rather than to eliminate risk. The Company is committed to continually strengthening our risk management capabilities to protect and enhance value.

Risk Governance and Oversight

The Board of Directors has overall risk governance and oversight responsibilities. Specifically, the Board is responsible for identifying and assessing the principal risks inherent in the business activities of the Company and ensuring that management takes all reasonable steps to implement appropriate systems to manage such risks. The Board of Directors has delegated elements of its risk oversight responsibilities to specific Board committees. The Audit Committee is responsible for: (1) overseeing the Company’s processes for identifying, assessing, and

44	Shaw Communications Inc. 2022 Annual Report

managing risks; and (2) ensuring that management implements and maintains effective internal controls and procedures for identifying, assessing and managing the principal risks to the Company and its business. In addition, the Human Resources and Compensation Committee is responsible for ensuring that the Company’s short, medium and long-term incentive plans do not incent risk-taking beyond the Company’s risk tolerance.

Responsibilities for Risk Management

Responsibility for risk management is shared across our organization. Each department’s operating management, led by the Company’s executive team, have integrated controls and risk management practices into day-to-day activities and decision-making processes. We have risk management and compliance functions across the organization such as Finance, Privacy, Security and Risk, Legal and Regulatory, and Technology Risk and Compliance. The Internal Audit and Advisory Services (IA&AS) department provides independent and objective audit and advisory services to evaluate and improve the effectiveness of the Company’s governance, internal controls, disclosure processes, and risk management activities. The Audit Committee oversees the work of the IA&AS department and all reports issued by the IA&AS department. In addition, the IA&AS department’s annual plan is reviewed and approved by the Audit Committee.

Enterprise Risk Management

As part of its role in risk governance and oversight, the Audit Committee oversees the Enterprise Risk Management (ERM) program. The ERM program is a performance focused process designed to identify, monitor, and manage significant corporate level risks that could impact the achievement of our strategic objectives. The Company’s executives meet periodically to: (1) review and update significant corporate level risks, (2) assess such corporate level risks in terms of likelihood and magnitude of impact, (3) review the response strategy, and (4) monitor progress. The latest ERM update was provided to the Audit Committee in November 2022, with updates to be provided to the Board at least annually. The significant risks and uncertainties affecting the Company and its business are discussed under “Known Events, Trends, Risks and Uncertainties.”

KNOWN EVENTS, TRENDS, RISKS AND UNCERTAINTIES

The discussion in this MD&A addresses only what management has determined to be the most significant known events, trends, risks, and uncertainties relevant to the Company, its operations, and/or its financial results. This discussion is not exhaustive. The discussion of these matters should be considered in conjunction with the “Caution Concerning Forward-Looking Statements.”

Risks Related to the Proposed Transaction

The completion of the Proposed Transaction is subject to the satisfaction or waiver of several conditions precedent

The completion of the Proposed Transaction is subject to a number of conditions precedent, some of which are outside of the control of the parties, including receipt of the outstanding Key Regulatory Approvals, there not having occurred a Material Adverse Effect or Purchaser Material Adverse Effect (as such terms are defined in the Arrangement Agreement) and the satisfaction of certain other customary closing conditions.

The Company and Rogers have committed not to proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal has ruled on the Commissioner’s challenge. Key Regulatory Approvals for the Freedom Transaction under the Competition Act (Canada) and the Radiocommunication Act (Canada) are also outstanding. On March 24, 2022 the CRTC completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers.

There can be no certainty, nor can the Company or Rogers provide any assurance, that all conditions precedent to the Proposed Transaction will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. In addition, shareholders are advised that the condition relating to the occurrence of a Purchaser Material Adverse Effect is enforceable by, and is for the benefit of, the Shaw Family Living Trust. Accordingly, the Shaw Family Living Trust, which may have interests in the Rogers-Shaw Transaction that are different from, or in addition to, those of other shareholders, has the right to prevent or delay the completion of the Rogers-Shaw Transaction should it determine that a Purchaser Material Adverse Effect has occurred.

If, for any reason, any transaction contemplated by the Proposed Transaction is not completed or its completion is materially delayed and/or the Arrangement Agreement or the Share Purchase Agreement is terminated, the market price of the Company’s securities may be materially adversely affected. In such circumstances, the Company’s business, financial condition or results of operations could also be subject to various material adverse consequences. In addition, if the Rogers-Shaw Transaction is not completed, the Company may be required to pay a termination fee of $800 million to Rogers in certain circumstances, the result of which could be a material adverse effect on the Company’s business, financial position and results of operations and the Company’s ability to fund growth prospects and current operations.

Management’s Discussion & Analysis Shaw Communications Inc.	45

The Key Regulatory Approvals necessary to complete the Proposed Transaction may not be obtained or may only be obtained after substantial delay

To complete the Proposed Transaction, each of the Company, Rogers, and Quebecor must make certain filings with and obtain certain consents and approvals from certain governmental and regulatory authorities. On May 9, 2022, the Commissioner filed applications to the Tribunal seeking an order to prevent the Rogers-Shaw Transaction from proceeding and an interim injunction to prevent closing until the Competition Bureau’s case can be heard by the Tribunal. On May 30, 2022, the Commissioner’s interim injunction application was resolved on the basis that Rogers and Shaw agreed not to proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal has ruled on the matter.

Under the Radiocommunication Act (Canada), the Minister’s approval is required for the transfer or deemed transfer of spectrum licences and that approval can include material conditions relating to any such transfer. Accordingly, the indirect transfer of Freedom Mobile’s spectrum licences to Videotron requires the Minister’s approval. On October 25, 2022, in connection with his ongoing review of the pending application to transfer Freedom’s spectrum licences to Videotron, the Minister gave notice that any spectrum licences acquired by Videotron must remain in Videotron’s possession for at least ten years and the Minister conveyed his expectation that prices for wireless services in Ontario and Western Canada would be comparable to what Videotron is currently offering in Quebec. Videotron subsequently announced that it is willing to accept these conditions.

If any of the remaining Key Regulatory Approvals related to the Proposed Transaction are not obtained or any applicable law is in effect which makes the consummation of the Proposed Transaction illegal, the Proposed Transaction will not be completed.

In addition, a substantial delay in obtaining the Key Regulatory Approvals could result in the Proposed Transaction not being completed. In particular, if the Rogers-Shaw Transaction is not completed by December 31, 2022 (which date may be further extended to January 31, 2023 at the option of Rogers or Shaw), either Shaw or Rogers may terminate the Arrangement Agreement, in which case the Rogers-Shaw Transaction will not be completed.

Under certain circumstances, if the Key Regulatory Approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) are not obtained or any law (including any law that relates to one or more of the Key Regulatory Approvals or the Competition Act (Canada)) is in effect which would make the consummation of the Rogers-Shaw Transaction illegal and the failure to obtain the Key

Regulatory Approvals is not caused by, and is not a result of, the failure by the Company to perform in all material respects any of its covenants or agreements under the Arrangement Agreement, then Rogers is obligated to pay a $1.2 billion reverse termination amount and certain costs amounting to approximately $120 million relating to Rogers’ election to have Shaw’s Preferred Shares redeemed on June 30, 2021. In addition, the holders of the Class A Shares and Class B Shares will not receive the consideration under the Arrangement Agreement (as the Rogers-Shaw Transaction will not be completed).

Completion of the Proposed Transaction remains subject to the regulatory approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) which may delay or prevent completion of the Proposed Transaction

On August 12, 2022, Rogers, Shaw and Quebecor entered into a Share Purchase Agreement for the sale of Freedom Mobile to Videotron, a subsidiary of Quebecor, which still remains subject to approvals from the Competition Bureau and the Minister, and conditional on the completion of the Rogers-Shaw Transaction. The Company believes the Freedom Transaction provides the best opportunity to create a strong fourth wireless services provider and effectively addresses the concerns raised by the Commissioner and the Minister regarding viable and sustainable wireless competition in Canada in order to obtain approval of the Rogers-Shaw Transaction.

The Competition Tribunal proceedings to consider the Commissioner’s application challenging the Rogers-Shaw Transaction commenced on November 7, 2022. Separate from the Tribunal proceedings, the Minister’s approval remains outstanding for all applicable spectrum licence transfers from Freedom to Videotron.

While Rogers and Shaw believe that the Commissioner’s original application to the Tribunal in May of 2022 was without merit, and this belief is only strengthened by the Freedom Transaction, the outcome of the Tribunal hearing or any associated appeals is inherently uncertain and could: (i) result in significant delays to closing, or the termination of, the Rogers-Shaw Transaction; or (ii) prevent the closing of the Rogers-Shaw Transaction. There can also be no assurance of the Minister’s approval of the transfer of applicable spectrum licences from Freedom to Quebecor being received, received on time, or at all. There can also be no assurance that the Outside Date (as defined in the Arrangement Agreement) of the Rogers-Shaw Transaction will be further extended by the parties (if required). In addition, a significant portion of the debt financing Rogers requires to fund the purchase price for the Rogers-Shaw Transaction is subject to mandatory redemption if the Rogers-Shaw Transaction has not closed prior to

46	Shaw Communications Inc. 2022 Annual Report

December 31, 2023. Any delay in closing beyond this date will require Rogers to either refinance such debt financing or obtain another consent from the holders of such debt to amend the date for the mandatory redemption provisions, and there can be no guarantee that Rogers will be able to complete any such refinancing or amendment on terms that are acceptable to Rogers, or at all.

The Arrangement Agreement may be terminated in certain circumstances

The Rogers-Shaw Transaction may be terminated by the Company or Rogers in certain circumstances, in which case the Rogers-Shaw Transaction will not be completed. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by the Company or Rogers prior to the completion of the Rogers-Shaw Transaction. The failure to complete the Rogers-Shaw Transaction could materially negatively impact the market price of Shaw’s securities. Moreover, if the Arrangement Agreement is terminated and the Company’s Board determines to pursue another merger or business combination, there is no assurance that the Company’s Board will be able to find a party willing to pay an equivalent or greater price for all of Shaw’s issued and outstanding Class A Shares and Class B Shares than the price to be paid by Rogers pursuant to the Rogers-Shaw Transaction.

The failure to complete the Proposed Transaction could negatively impact the Company and have a material adverse effect on the current and future operations, financial condition and prospects of the Company

If the Proposed Transaction is not completed for any reason, there are risks that the announcement of the Proposed Transaction and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company’s current business relationships (including with future and prospective employees, customers, suppliers and partners) and could have a material adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. In addition, failure to complete the Proposed Transaction for any reason could materially negatively impact the market price of Shaw’s securities.

The entering into of the Arrangement Agreement or the Share Purchase Agreement may also preclude the Company from participating in any auction by ISED for wireless spectrum licences independently or at all. If the Proposed Transaction is not completed, the inability of the Company to participate in any wireless spectrum auction and to acquire licences thereunder could have a material adverse effect on the current and future operations, financial condition and prospects of the Company.

The Company will incur significant costs and, in certain circumstances, may be required to pay a Termination Fee

Certain costs relating to the Proposed Transaction, such as legal, accounting, tax and financial advisory fees, must be paid by the Company even if the Proposed Transaction is not completed. In addition, if the Rogers-Shaw Transaction is not completed for certain reasons, the Company may be required to pay a termination fee of $800 million to Rogers, the result of which could have a material adverse effect on the Company’s business, financial position and results of operations and its ability to fund growth prospects and current operations.

The Proposed Transaction may divert the attention of management of the Company, impact the Company’s ability to attract or retain key personnel or impact the Company’s third-party business relationships

The Proposed Transaction could cause the attention of the Company’s management to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Proposed Transaction and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. Because the completion of the Proposed Transaction is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company, which may adversely affect the Company’s ability to attract or retain key management and personnel until the completion or termination of the Proposed Transaction.

In addition, third parties with which the Company currently has business relationships or may have business relationships in the future, including industry partners, regulators, customers and suppliers, may experience uncertainty associated with the Proposed Transaction, including with respect to current or future relationships with the Company, Quebecor/Videotron or Rogers. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company.

The Arrangement Agreement and the Share Purchase Agreement contains certain restrictions on the ability of the Company to conduct its business

Under the Arrangement Agreement and the Share Purchase Agreement, the Company must generally use its reasonable best efforts to conduct its business in the ordinary course and, prior to the completion of the Freedom Transaction, the Rogers-Shaw Transaction or the termination of the

Management’s Discussion & Analysis Shaw Communications Inc.	47

Arrangement Agreement or Share Purchase Agreement, the Company is subject to certain covenants which restrict it from taking certain actions without the prior consent of, as applicable, Rogers or Quebecor, and which require it to take certain other actions. In either case, such covenants may delay or prevent the Company from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if the Company were to remain a standalone entity.

Coronavirus (COVID-19)

Since being recognized by the World Health Organization as a pandemic on March 11, 2020, governments worldwide enacted emergency measures to contain the spread of COVID-19. Such measures included the implementation of border closures, travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing, vaccine passports and the closure (or capacity reduction) of businesses, causing a material disruption to businesses in Canada and globally which resulted in an uncertain and challenging economic environment. The pandemic’s impact on the global debt and equity capital markets caused governments and central banks to react with significant monetary and fiscal interventions designed to stabilize economic conditions. While the majority of the government interventions have now lifted, they could be re-instated if there is a resurgence of the pandemic which threatens the health and safety of Canadians.

As COVID-19 restrictions have increasingly been relaxed or removed, including masking mandates, testing requirements, and vaccine mandates, the Canadian economy continued to recover throughout the year. It is still unknown at this time as to the long-term efficacy of COVID-19 vaccines and the effectiveness of government interventions against the COVID-19 virus and potential variants. Any estimate of the length and severity of these developments is therefore subject to uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect the Company’s operations, financial results, and condition in future periods are also subject to uncertainty.

Competition and Technological Change

Shaw operates in an open and competitive marketplace. Our businesses face competition from regulated and unregulated entities using existing or new technologies and from illegal services. In addition, the rapid deployment of technologies, services, and products has blurred the traditional lines between telecommunications, Internet and video distribution services and further expands the competitive landscape. Shaw may also face competition from platforms that may gain advantages through regulatory processes. In addition, the industry has experienced a general reduction in barriers to entry due to technological substitution, the development of IP networks and certain recent regulatory decisions.

While Shaw continually seeks to strengthen its competitive position through investments in infrastructure, technology and customer service and through acquisitions, there can be no assurance that these investments will maintain Shaw’s market share or performance in the future. New technologies in the industry may evolve faster than the historical investment cycle, potentially resulting in additional capital investments not currently planned and shorter useful lives for certain of Shaw’s existing assets. New products or services introduced into the marketplace may reduce demand for Shaw’s existing products and services or exert downward pricing pressure on Shaw’s offerings.

The following developments in the competitive environment, trends, risks and/or uncertainties specific to areas of our business may have a material adverse effect on Shaw and its reputation, as well as its operations and/or its financial results. In each case, the competitive events, trends, risks and/or uncertainties may increase or continue to increase. Competition for new subscribers and retention of existing subscribers (churn reduction) may require substantial promotional activity and increase our cost of customer acquisition, decrease our ABPU, ARPU or all of these metrics. We expect that competition, including aggressive discounting practices by competitors to gain market share, is likely to continue to increase for all our businesses.

Consumer Internet

Shaw competes with different types of ISPs offering residential Internet access including traditional telephone companies, wireless providers and independent ISPs making use of wholesale services to provide Internet access in various markets. In urban areas competition from traditional telephone companies is increasing as they near completion on their FTTP builds, while in rural areas, new entrants leveraging Low Earth Orbit (LEO) satellite technology are offering additional connectivity options. Wireless technology, both LTE and 5G, is also becoming more broadly used for fixed wireless services, as well as through mobile hotspot or tethering features. While Shaw continues to invest in technology and infrastructure to improve its consumer Internet offerings, there can be no assurance that such investments will be sufficient to maintain or enhance the Company’s competitive position with respect to new or emerging technologies.

Shaw expects that consumer demand for higher Internet access speeds and greater bandwidth will continue to be driven by bandwidth-intensive applications including streaming video, digital downloading, Internet-of-Things (IOT), remote work, video collaboration technology, interactive gaming, virtual reality, and cloud-based services. As described further under “Shaw’s Wireline Network,” Shaw continues to expand the capacity and efficiency of its wireline network to handle the anticipated increases in consumer demand for higher Internet access speeds and greater bandwidth. However, there can be no assurance that our investments in network capacity will continue to meet

48	Shaw Communications Inc. 2022 Annual Report

this increasing demand. In addition, unprecedented situations such as the COVID-19 pandemic highlighted the unpredictable nature of network traffic growth and consumer behavior.

Consumer Video

Shaw’s Consumer Video services, delivered through both our wireline and satellite platforms, compete with other distributors of video and audio signals. We also compete increasingly with unregulated OTT and offerings available over Internet connections. Continued improvements in the quality of streaming video over the Internet and the increasing availability of television shows, sporting events, and movies online will continue to increase competition to Shaw’s Consumer Video services. As a result, we continue to experience cord cutting and cord shaving in our traditional cable services and packages.

Consumer Phone

Shaw’s competitors for Consumer Wireline Phone services include traditional telephone companies, other wireline carriers, and Voice over Internet Protocol (VoIP) providers. In addition, households increasingly rely on wireless services in place of wireline phone services which negatively affects the business and prospects of our Consumer Wireline Phone services.

Wireless

Freedom Mobile and Shaw Mobile are relatively new entrants in the highly competitive Canadian wireless market which is characterized by three national wireless incumbent carriers and regional participants. The national wireless incumbent carriers have larger and more diverse spectrum holdings than Shaw, as well as larger operational and financial resources than Shaw and are well established in the market. Freedom Mobile and Shaw Mobile’s ability to continue to offer and improve Wireless services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences (in various spectrum bands). If Freedom Mobile and Shaw Mobile cannot acquire and retain required spectrum, they may not be able to continue to offer and improve current wireless services and deploy new services on a timely basis, including providing competitive data speeds their customers want. For example, the development and utilization of 5G technology requires additional spectrum licences. While the 5G ecosystems are expected to work on multiple frequency bands, including 600 MHz spectrum, 3500 MHz spectrum is becoming the primary band for 5G mobile coverage. Our inability to participate separately from Rogers in the 3500 MHz wireless spectrum auction due to ISED’s spectrum auction participation rules and our preclusion from participation in the upcoming 3800 MHz wireless spectrum auction, and any other spectrum auction that will take place during the term of the Arrangement Agreement will place Shaw’s wireless business at a competitive disadvantage if the Proposed Transaction does not close.

Without spectrum resources required to launch a competitive 5G service or to otherwise remain competitive, Freedom Mobile and Shaw Mobile’s ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain required spectrum could affect network quality and result in higher capital expenditures. See “Risks Related to the Proposed Transaction – The failure to complete the Proposed Transaction could negatively impact the Company and have a material adverse effect on the current and future operations, financial condition and prospects of the Company” for more information.

Wireless handset vendors like Apple, Samsung, etc. maintain ongoing requirements concerning the quality of wireless networks of its carrier partners. They do so to ensure that their current and new devices will continue to perform well. If Shaw is unable to maintain network quality (including launching a 5G service), it could put their arrangements with these handset vendors at risk. This could negatively impact Shaw’s ability to compete in the future as it could lose both new and existing subscribers due its inability to offer the most popular handset devices in the Canadian market.

Our Wireless division may face increased competition from other facilities based or non-facilities based new entrants or alternate technologies, including as a result of regulatory decisions or government policies that favour certain competitive platforms. For further detail see “Government Regulations and Regulatory Developments – Telecommunications Act – CRTC Wireless Review.”

Business Services

Shaw Business competes with other telecommunications carriers in providing high-speed data and video transport and Internet connectivity services to businesses, ISPs and other telecommunications providers. The telecommunications industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business’ competitors include traditional telephone companies, competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users, and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant additional competition. Competitors for the delivery of voice and unified communication services include traditional telecommunications companies, resellers and new entrants to the market leveraging new technologies to deliver services. Shaw Broadcast Services also competes in industries that are highly competitive, rapidly evolving and subject to constant change.

Management’s Discussion & Analysis Shaw Communications Inc.	49

Information Systems and Internal Business Processes

Many aspects of the Company’s businesses depend to a large extent on various information technology (IT) systems and software, and on internal business processes. Shaw regularly undertakes initiatives to update and improve these systems and processes. Although the Company has taken steps to reduce the risks of failure of these systems and processes, there can be no assurance that potential failures of, or deficiencies in, these systems, processes or change initiatives will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Acquisitions, dispositions, business combinations and the development and launch of new services typically require significant integration and system development efforts. The Company faces the risk that proposed IT systems or process change initiatives will not be implemented successfully, on budget, or on time. As the complexity of the Company’s systems increases, system stability and availability may be affected. Failure to implement and maintain appropriate IT systems could negatively impact Shaw’s reputation, operations and/or financial results.

Cyber Security Risks

Cyberattacks continue to become more frequent and sophisticated in nature with a recent increase in telecom attacks globally. Although Shaw’s systems and network architecture are designed and operated to be secure, they are vulnerable to the risks of an unauthorized third party accessing these systems or its network. This could lead to a number of adverse consequences, including the unavailability, disruption or loss of Shaw’s services or key functionalities within Shaw’s technology systems or software; the unauthorized disclosure, corruption or loss of sensitive Company, customer or personal information; litigation, investigations, fines, and liability for failure to comply with privacy and information security laws; increased fraud; increased cyber security protection costs; and higher insurance premiums. Shaw is also exposed to information security threats as a result of actions by our customers, suppliers, third-party service providers, employees and business partners – whether maliciously or otherwise. Our insurance may not cover or be adequate to fully reimburse us for any associated costs and losses.

Companies that are subject to a significant pending transaction (such as the Proposed Transaction) may be more likely to be targeted for cyberattacks (relative to their peers) as a result of the increased media and other stakeholder attention directed towards them and a perceived focus of key resources towards initiatives such as transaction integration. Shaw has committed to mitigate these risks with additional measures and comprehensive reviews of integration activities, annual mandatory employee training and awareness.

External threats to our network are constantly changing, and there is no assurance that Shaw will be able to protect its network from all future threats which may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Privacy

As part of regular business activities, Shaw collects and manages personal information in compliance with applicable laws. In order to minimize privacy risk, Shaw carries out privacy impact assessments (PIAs) and Threat Risk Vulnerability Assessments (TRVAs) on new initiatives and vendor selection processes, and we regularly conduct privacy training for all Shaw employees. Despite these practices, privacy threats continue to evolve quickly, and the Company is at risk of a breach or compromise of employee or customer data or personal information, which may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results. Flowing from the heightened risk described above of cyberattacks resulting from the Proposed Transaction, there may also be a heightened risk of a privacy breach or compromise as a result of the Proposed Transaction. The Company may also face regulatory penalties and legal claims in connection with non-compliance with federal and/or provincial legislation or regulations. See “Government Regulations & Regulatory Developments – Privacy and Anti-Spam Legislation – Privacy Legislation” for more information.

Impact of Regulation

As discussed under “Government Regulations and Regulatory Developments,” a majority of our Canadian business activities are subject to: (i) government legislation, (ii) regulations and policies administered by various government departments and regulators, particularly ISED, Canadian Heritage and the CRTC, and (iii) conditions of licence imposed by ISED and/or the CRTC. Shaw’s operations, financial results, and future prospects are affected by changes in legislation, regulations, policies, and conditions of licence, including pursuant to changes in the interpretation of existing legislation, regulations and requirements contained in such conditions of licence by courts, governments, or the regulators, in particular the CRTC, ISED, Canadian Heritage, the Competition Bureau, and the Copyright Board. These changes relate to, and may have an impact on, among other things, licensing and licence renewal, spectrum holdings, products and services, operations, competition, programming carriage and terms of carriage, strategic transactions, infrastructure access, and the potential for new or increased fees or costs. All such changes in the regulatory regime may have a material adverse effect on the Company and its operations, reputation, investment capability, ability to compete, as well as the Company’s financial results and/or future prospects.

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Reliance on Suppliers and Third Party Service Providers

Shaw is connected to or relies on other telecommunication carriers and certain utilities to conduct its business. Any disruption to the services provided by these suppliers, including labour strikes and other work disruptions, bankruptcies, component sourcing challenges, technical difficulties or other events affecting the business operations of these carriers or utilities may affect Shaw’s ability to operate and, therefore may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results. The COVID-19 pandemic combined with the Russia/Ukraine conflict has caused and continues to cause disruption to global supply chains, including those on which Shaw relies to conduct its business.

The Company sources its customer premise, capital equipment, and capital builds as well as portions of its service offerings, including network, video delivery and IT functions from certain key suppliers. While the Company has alternate sources for many of these purchases, the loss of a key supplier (or the inability of a key supplier to provide such products or services for any reason) may require us to incur additional capital expenditures for the substitution of existing products and services which could adversely affect the Company’s ability to operate, and therefore may have a material adverse effect on Shaw, its reputation, operations and/or its financial results. Additionally, our ability to obtain customer premise and network equipment is impacted by the availability of components and electronics. Shortages of these materials, such as global silicon (microprocessor), or logistical/transport issues, such as those caused by the impacts of the COVID-19 pandemic combined with the Russia/Ukraine conflict, may also have a material adverse effect on Shaw or its operations.

There are a limited number of suppliers of popular mobile devices and there is a risk that the Company will not be able to maintain contracts for its existing supply of mobile devices and/or contract for the supply of new devices on commercially reasonable terms.

Shaw has access to global scale initiatives through partnerships with service providers such as Comcast, Cisco Meraki, and Nokia. There is a risk that the Company’s participation in such partnerships ends or that the technology roadmap of Shaw and its partners diverges, resulting in disparate strategic approaches. Such divergence may result in higher capital requirements, prolonged development timelines of new products and services, and suboptimal performance of new products and services introduced by Shaw.

Inventory

Our Wireless division’s inventory consists of devices which generally have short product lifecycles due to frequent new device introductions. The failure to effectively manage inventory levels based on product demand may increase the risk of inventory obsolescence, which could negatively impact Shaw’s operations and/or financial results.

Wireless handset vendors like Apple, Samsung, etc. maintain ongoing requirements concerning the quality of wireless networks of its carrier partners. They do so to ensure that their current and new devices will continue to perform well. If Shaw is unable to maintain network quality (including launching a 5G service), it could put their arrangements with these handset vendors at risk. This could negatively impact Shaw’s ability to compete in the future as it could lose both new and existing subscribers due its inability to offer the most popular handset devices in the Canadian market.

Similar to other wireless service providers, Shaw subsidizes the cost of subscriber devices to attract customers to sign a term contract with Freedom Mobile or Shaw Mobile. Shaw also commits to a minimum subsidy per unit with certain suppliers of devices. There is a risk that Shaw may be unable to recover the costs of subsidies over the term of the customer contract which could negatively impact our business, operations, or financial results.

Network Failure

Shaw’s business may be interrupted by wireline or wireless network failures, including its own or third-party networks. Such network failures may be caused by fire damage, natural disaster, power loss, cyber-attacks, human error, disabling devices, acts of war or terrorism, physical climate change impacts and other events which may be beyond Shaw’s control. In recent years we have seen an increase in the number of severe weather events, such as forest fires (including those occurring in Alberta and British Columbia during the summer of 2021 and 2022) and floods, that impact our network. The Company is taking steps to mitigate the consequences of the rise in severe weather events on its networks. Despite these efforts, the Company is still subject to an increased risk of damage to its wireline and wireless networks.

As insurance premium costs are uneconomic relative to the risk of failure, Shaw self-insures its plant (underground and aerial infrastructure) in its Fibre+ network. It is likely that wireline or wireless network damage caused by any one incident would be limited by geographic area and the resulting business interruption and financial damages would also be limited. In addition, with respect to a wireline

Management’s Discussion & Analysis Shaw Communications Inc.	51

network failure, we expect the risk of loss to be mitigated as most of the backbone fibre network and much of the hybrid fibre coax, or HFC, access network is located underground.

Shaw protects its wireline and wireless networks through a number of measures, including physical and information technology security, redundancy, and ongoing maintenance and placement of insurance on our network equipment and data centres. In the past, the Company has successfully recovered from network damage caused by natural disasters without significant cost or disruption of service. To further mitigate this risk, Shaw is nearing completion on the build of multiple new diverse fibre routes across British Columbia, as well as other provinces. Additionally, to further increase the resiliency of our fibre infrastructure in areas that are prone to fire and wind damage, we are shifting construction to underground builds, where possible, rather than aerial. The new routes and underground builds, along with ongoing investments to increase the resiliency of critical infrastructure sites and the build of a hub on wheels to allow for rapid restoration from the total loss of a hubsite, will continue to increase the resiliency of Shaw’s backbone network.

Despite the steps Shaw takes to reduce the risk of wireline and wireless network failure, failures may still occur, and such failures could negatively affect levels of customer service and relationships which may have a material adverse effect on Shaw and its reputation, as well as its operations and/or financial results.

Shaw’s networks may also experience unexpected capacity pressures as a result of the impact of the COVID-19 pandemic which could negatively affect network performance and the Company’s ability to provide services. Negative impacts on network availability, speed, and consistency could have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Customer Experience

Shaw’s customer loyalty, retention, and likelihood to recommend Shaw all depend on our ability to provide a seamless connectivity experience that meets or exceeds their expectations. To meet customers’ needs, the Company has modernized several aspects of its Wireline operations to better serve today’s customer, including shifting some self-serve interactions to digital platforms, while maintaining professional install and in-person technical support for customer touchpoints that improve overall satisfaction. The Company continues to simplify manual processes that improve its customers’ overall connectivity experience and day-to-day operations for our employees.

The complexity in our operations due to the use of multiple technology platforms, billing systems, sales channels, marketing databases as well as different rate plans, promotions, and product offerings may limit the Company’s ability to respond quickly to market changes and lead to billing, service, or other errors, which may adversely affect customer satisfaction and retention. The failure to sustain and expand customer relationships through quality products/services, and customer service could have a material adverse effect on our business, financial condition, reputation, and/or results of operations.

Shaw uses data analytics tools to perform customer segmentation, improve our offerings to customers, and support corporate decision-making. If the data behind these tools is poor or our analytical tools are not well designed, there is a risk they will not be effective in predicting our customers’ needs and wants. The realization of these risks could negatively impact our business and/or reputation.

Satellite

Shaw utilizes three satellites (Anik F2, Anik F3 and Anik G1) owned by Telesat to provide satellite services in our Consumer division. The Company continues to optimize satellite traffic, enabling annual reductions to the total number of transponders required to conduct its business. Telesat has publicly disclosed anomalies with two of four thrusters used for station-keeping on Anik F2. While collectively investigating potential mitigation options, Shaw will attempt to accelerate its plan to move all video and audio signals distributed by the Company onto Anik G1. This may have a material adverse effect on customer service and customer relationships, as well as the Company’s reputation, operations and/or financial results.

The Company does not maintain any insurance coverage for the transponders on Anik F2, Anik F3 and Anik G1 as it believes the costs are uneconomic relative to the benefit which could be otherwise derived through an arrangement with Telesat. As collateral for the transponder capacity pre-payments that were made by the Company to facilitate the construction of the satellites, the Company maintains a security interest in the transponder capacity and any related insurance proceeds that Telesat recovers in connection with an insured loss event.

The Company does not maintain business interruption insurance covering damage related to the loss of use of one or more of the transponders on the satellites as it believes that the insurance premium costs are uneconomic relative to the risk of transponder and/or satellite failure. The majority of transponder capacity is available to the Company on an unprotected, non-pre-emptible basis. In the event of satellite failure, service will be restored as capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes, an upgrade to their video receivers or customers may require a larger dish. The Anik G1 satellite has a switch feature that allows whole channel services (transponders and available spares) to be switched from extended Ku-band to Ku-band, which provides the Company with limited back-up to restore failed whole channel services

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of Anik F2 or augment overall Ku-band capacity if the need arises. The Company has reserved limited access to Ku band frequencies in the 107.3 orbital location to enable the switching feature, subject to availability.

On August 5, 2022, Telesat publicly announced that the Anik F2 satellite has suffered equipment anomalies, and that workaround solutions are failing. As a result, Telesat anticipates that Anik F2 services currently supported on Anik F2 will be adversely affected as early as December 2022. Telesat indicates that they are investigating potential mitigation strategies to find solutions for their Anik F2 customers and provide continuity of service to the maximum extent possible. The Company is investigating the full scope of potential service impacts associated with Anik F2’s emerging operational anomalies and potential measures to minimize disruption to DTH and transport customers, to the extent available. Satellite failure – of Anik F2, Anik F3 or Anik G1 – could negatively affect levels of customer service and customer relationships and may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

The provision of Internet connectivity in rural areas by new entrants leveraging LEO satellite technology may result in declining subscriber trends among Shaw Direct customers.

Economic Conditions

The Canadian economy is affected by uncertainty in global financial and equity markets, and slowdowns in national and/or global economic growth. Changes in economic conditions, including high interest rates and inflation, which can differ across our regional footprint, may affect discretionary consumer and business spending, resulting in increased or decreased demand for Shaw’s product offerings. Current or future events caused by volatility in domestic or international economic conditions or a decline in economic growth may have a material adverse effect on Shaw, its operations and/or financial results. The COVID-19 pandemic and high inflation rates has exacerbated both the uncertainty and volatility in economic growth rates.

Programming Expenses

Expenses for video programming continue to be one of our most significant operating expenses. Costs may continue to increase, particularly for sports programming. In addition, as we add programming or distribute existing programming to more of our subscriber base, programming expenses increase. Although we have been successful at reducing the impact of these cost increases through the sale of additional services or increasing subscriber rates, there can be no assurance that we will continue to be able to do so and this may have a material adverse effect on Shaw, its operations and/or its financial results.

Roaming Agreements

Shaw and/or its wholly owned subsidiaries have entered into roaming agreements with multiple carriers in Canada and around the world to extend its national and worldwide coverage. If the Company is unable to extend its national and worldwide wireless coverage or renew or substitute for those roaming agreements at their respective existing terms or on commercially reasonable terms, the Company may be placed at a competitive disadvantage, which could adversely affect its ability to operate its Wireless business, as well as its reputation and customer experience. In addition, if the Company is unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, its cost structure could materially increase, and, consequently, its business, prospects, revenues, financial condition, and results of Wireless operations could be adversely affected.

The three incumbent national wireless carriers are required by CRTC regulation to provide domestic wholesale roaming services to Shaw and other facilities-based wireless competitors at regulated rates. Changes to the regulated rates or other terms in the wholesale roaming policy could negatively impact the Company’s wireless financial results, growth prospects, and operational flexibility. For further detail see “Government Regulations and Regulatory Developments – Telecommunications Act – CRTC Wireless Review.”

Talent Management and Succession Planning

Shaw’s success is substantially dependent upon the retention and the continued performance of our executive officers. Many of these executive officers are uniquely qualified in their areas of expertise, making it difficult to replace their services in the short to medium term. The loss of the services of any key executives and/or employees in critical roles or inadequate processes designed to attract, develop, motivate, and retain productive and engaged employees could have a material adverse effect on Shaw, its operations and/or financial results. To mitigate this risk, the Company’s comprehensive compensation program is designed to attract, retain, motivate, and reward the executive team and key employees through aligning management’s interest with our business objectives and performance.

Furthermore, in connection with the Rogers-Shaw Transaction, the Company has provided retention packages for members of the senior leadership team as well as key employees to ensure cooperation and appropriate motivation and alignment of interests of employees in connection with the Arrangement, to retain them during the interim period between the signing of the Arrangement Agreement and the closing of the Rogers-Shaw Transaction, and to compensate them for additional work they will be required to perform as a result of the Rogers-Shaw Transaction (in addition to the full time work they perform for the Company on a daily

Management’s Discussion & Analysis Shaw Communications Inc.	53

basis). There can be no assurance that any such retention programs/initiatives will continue to motivate and retain our key employees which could have a material adverse effect on Shaw, its operations and/or its financial results.

Labour Relations

As at August 31, 2022, approximately 5% of our employees are represented by unions under collective bargaining agreements. While the Company strives to maintain positive labour relations, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation, or renewal of collective bargaining agreements, nor be able to avoid future work stoppages, strikes, or other forms of labour protests pending the outcome of any current or future negotiations. A prolonged work stoppage, strike or other form of labour protest could have a material adverse effect on our businesses, operations, and reputation. Even if the Company does not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our businesses and results of operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs could be limited by the terms of such collective bargaining agreements. To support all leaders and employees, we continually listen to remove barriers and respond in real-time to needs and concerns. We also continue to provide support for leaders on how to manage change and maintain positive employee engagement and relations.

Climate Change

Climate change risks are important considerations for Shaw. These risks have been classified as two main types – physical risks and transition risks – which are described in further detail below.

Physical Risks

In accordance with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we recognize that climate change may increase the severity, duration, and frequency of natural hazards and weather-related events. These in turn may negatively impact our business, which may require us to protect, test, maintain, repair, and replace our networks, IT systems, equipment and other infrastructure. For example:

•	increased temperatures could impact our networks, IT systems, equipment and other infrastructure which could require the installation of additional cooling devices;

•	acute risks (e.g., ice storms, extreme precipitation, flooding, fires, hurricanes, tornados, tsunamis) and chronic risks (e.g., sea-level rise) could impact or destroy our facilities or network, equipment, and other infrastructure, and affect our employees’ ability to safely perform work. These impacts may increase our insurance related expenses, and affect our ability to deliver products and services; and

•	climate change related impacts to our key suppliers could adversely affect their ability to supply us with required products and services.

The occurrence of any of these events could have a material adverse effect on our operations and/or financial results. See also “Network Failure” risks above which could increase in severity and/or frequency as a result of climate change related natural disasters.

With the exception of our network equipment and data centres, we self-insure our Fibre+ network and, as a result, have limited insurance coverage against the losses resulting from natural disasters affecting our Fibre+ network. For further detail see “Network Failure” above.

Although we have business continuity/resumption plans and disaster recovery plans and strategies in place, the failure of any of our climate change mitigation and adaptation efforts (including response strategies and business continuity protocols) may affect our business through potential disruption of our operations, damage to our facilities and infrastructure, and affect the communities that we operate in and serve, which may have a material adverse effect on Shaw and its reputation, as well as its operations, prospects and/or financial results.

Transition Risks

Climate change is drawing more attention through evolving public interest as well as government regulation and policy.

•

Policy & legal risk: Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. These laws and regulations impose requirements with respect to matters such as fuel storage, the recovery and recycling of end-of-life electronic products, greenhouse gas emissions, the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling, management and disposal of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance, which could be material. For example, we may be required to incur additional capital expenditures from substituting existing products and services with lower emissions options. The Company may also incur increased operational costs due to higher fuel and energy prices resulting from carbon taxes and/or cap and trade programs.

•

Reputational Risk: Failure to recognize and adequately respond to changing environmental matters and expectations, or to comply with environmental laws and regulations, could result in fines, new regulatory obligations and associated costs, or damage to our reputation or brand any of which could have a material adverse effect on our operations and/or financial results.

54	Shaw Communications Inc. 2022 Annual Report

Shaw’s ESG report provides stakeholders (i.e. customers, employees, investors, supply chain partners and regulators) with an overview of our ESG program, including Shaw’s goals and actions. Shaw’s ESG report can be found at https://www.shaw.ca/corporate/environmental-social-governance.

As part of the development of the ESG program, we integrated climate-related considerations into our governance and risk management practices.

Interest Rates, Foreign Exchange Rates and Capital Markets

Shaw has the following financial risks in its day-to-day operations:

(a)

Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company uses long-term financing extensively in its capital structure. The primary components of this structure include banking facilities and various Canadian denominated senior notes and debentures with varying maturities issued in the public markets. These are more fully described in Note 13 to the Consolidated Financial Statements.

Interest on bank indebtedness and short-term borrowings is based on floating rates while the senior notes are all fixed-rate obligations. If required, Shaw uses its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues.

(b)

Capital markets: Shaw requires or may require ongoing access to capital markets to support its operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, or changes in Shaw’s credit ratings, may adversely affect our ability to raise or refinance short-term or long-term debt and therefore may have a material adverse effect on Shaw, its operations and/or its financial results.

Shaw manages its exposure to floating interest rates by maintaining a mix of fixed and floating rate debt. Interest on the Company’s unsecured credit facility and accounts receivable securitization program are based on floating rates, while the senior notes are all fixed rate obligations.

As at August 31, 2022, virtually all of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

The Company may also enter into derivative contracts, primarily forward contracts, to mitigate its exposure to foreign exchange and interest rate risks. While hedging and other efforts to manage these risks are intended to mitigate Shaw’s risk exposure, because of the inherent nature and risk of such transactions, those activities can result in losses. For instance, if Shaw hedges its floating interest rate exposure, it may forego the benefits that may otherwise be experienced if rates were to fall and it is subject to credit risks associated with the counterparties with whom it contracts. In order to minimize the risk of counterparty default under its derivatives agreements, Shaw assesses the creditworthiness of its derivative counterparties. Further information concerning the policy and use of derivative financial instruments is contained in Notes 2 and 30 to the Consolidated Financial Statements.

Litigation

Shaw and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although management does not expect that the outcome of these matters will have a material adverse effect on the Company, there can be no assurance that these matters, or other legal matters that arise in the future, will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Shaw is a public company with shares trading on the Toronto and New York stock exchanges. As a result, the Company may be subject to civil liability under Canadian and US securities laws for alleged misrepresentations by the Company in its public disclosure documents and/or oral statements.

See “Proposed Transaction” and “Risks Related to the Proposed Transaction” for further details on the Competition Tribunal hearing which commenced on November 7, 2022 and is scheduled to run for up to five weeks.

Legal and Ethical Compliance

Shaw expects and relies on its employees, officers, Board of Directors, contractors, suppliers, and other business partners to act in accordance with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery, anti-corruption, and anti-money laundering laws and regulations. Situations where Shaw’s employees, officers, Board of Directors, contractors, suppliers, and other business partners do not adhere to applicable laws and regulations, the Company’s policies or its contractual obligations, whether inadvertently or intentionally, may expose the Company to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts, which may have a material adverse effect on Shaw and its reputation, as well as its operations, prospects, and/or financial results.

Taxes

Shaw’s business is subject to various tax laws, changes to tax laws and the adoption of new tax laws, regulations thereunder and interpretations thereof, which may have adverse tax consequences to Shaw.

While Shaw believes it has adequately provided for all income and commodity taxes based on information that is

Management’s Discussion & Analysis Shaw Communications Inc.	55

currently available, the calculation and the applicability of taxes in many cases require significant judgment in interpreting tax rules and regulations. In addition, Shaw’s tax filings are subject to government audits which could result in material changes in the amount of current and deferred income tax assets and liabilities and other liabilities which may, in certain circumstances, result in the assessment of interest and penalties.

Concerns about Alleged Health Risks relating to Radiofrequency Emissions

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect our Wireless division and our Shaw Go WiFi operations. Some studies have alleged that links exist between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. The Company complies with all applicable laws and regulations. Further, the Company relies on suppliers of wireless network equipment and customer equipment to meet or exceed all applicable regulatory and safety requirements. No definitive evidence exists of harmful effects from exposure to radiofrequency emissions when legal limits are complied with. Additional studies of radiofrequency emissions are ongoing and we cannot be certain of results, which could result in additional or more restrictive regulation or exposure to potential litigation.

Acquisitions, Dispositions and Other Strategic Transactions

Shaw may from time to time make acquisitions to expand its existing businesses or to enter into sectors in which Shaw does not currently operate, dispositions to focus on core offerings or enter into other strategic transactions. Such acquisitions, dispositions and/or strategic transactions may fail to realize the anticipated benefits, result in unexpected costs, result in unexpected liabilities that were not uncovered through the due diligence process and/or Shaw may have difficulty incorporating or integrating the acquired business, any of which may have a material adverse effect on Shaw, its operations and/or financial results. Under the terms of the Arrangement Agreement and the Share Purchase Agreement, and prior to the completion of the Rogers-Shaw Transaction or the Freedom Transaction, or the termination of the Arrangement Agreement or the Share Purchase Agreement, the Company is subject to covenants which restrict it from making certain acquisitions, dispositions or other strategic transactions without Rogers’ or Quebecor’s consent, as applicable. For further detail, refer to the Arrangement Agreement and the management information circular, filed March 15, 2021 and April 23, 2021, respectively, as well as the material change report and Share Purchase Agreement filed on June 20, 2021 and August 19, 2022, respectively, on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Dividend Payments are not Guaranteed

Shaw currently pays monthly common share dividends in amounts approved on a quarterly basis by the Board of Directors. Over the long term, Shaw expects to continue to pay dividends from its free cash flow; however, balance sheet cash and/or credit facilities may be used to fund dividends from time to time. Although Shaw intends to make regular dividend payments, dividends are not guaranteed as actual results may differ from expectations and there can be no assurance that the Company will continue common share dividend payments at the current level. In addition to the standard legislated solvency and liquidity tests that must be met, the Company would not be able to declare and pay dividends if there was an event of default or if an event of default would result (as a consequence of declaring and paying dividends) under its credit facilities.

Under the terms of the Arrangement Agreement entered into with Rogers, the Company is restricted in its ability to increase the amount of the dividend payments prior to the completion of the Rogers-Shaw Transaction without Rogers’ consent.

Holding Company Structure

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to Shaw by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

Control of the Company

Voting control of the Company is held by SFLT and its subsidiaries. As at November 29, 2022, SFLT and its subsidiaries held, directly or indirectly, or exercised control or direction over 17,662,400 Class A Shares, representing approximately 79% of the issued and outstanding Class A Shares, for the benefit of the descendants of the late JR Shaw and Carol Shaw. The sole trustee of SFLT is a private company controlled by a board consisting of seven directors, including as at November 29, 2022, Bradley S. Shaw, four other members of his family, and two independent directors.

The Class A Shares are the only shares entitled to vote in all circumstances. Accordingly, SFLT and its subsidiaries are able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A Shares.

56	Shaw Communications Inc. 2022 Annual Report

SUMMARY OF QUARTERLY RESULTS

Below is a quarterly summary of the Company’s consolidated financial results and selected key performance drivers for fiscal 2022 and 2021.

(millions of Canadian dollars except per share amounts)	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	1,356	1,346	1,359	1,387	1,377	1,375	1,387	1,370

Adjusted EBITDA (1)	624	644	632	634	614	642	637	607

Restructuring costs	—	—	—	—	—	(1)	(1)	(12)

Amortization	(318)	(304)	(305)	(300)	(310)	(300)	(303)	(306)

Amortization of financing costs	(1)	(1)	—	(1)	—	(1)	—	(1)

Interest expense	(64)	(66)	(65)	(65)	(67)	(31)	(67)	(66)

Other income (expense)	(10)	(3)	(5)	(5)	(6)	(21)	26	(1)

Income taxes	(62)	(67)	(61)	(67)	21	66	(75)	(58)

Net income (2)	169	203	196	196	252	354	217	163

Earnings per share

Basic	0.34	0.41	0.39	0.39	0.50	0.71	0.43	0.30

Diluted	0.33	0.41	0.39	0.39	0.50	0.70	0.43	0.31

Other Information

Cash flows from operating activities	418	564	487	362	590	560	473	300

Funds flow from continuing operations	487	518	496	491	514	708	539	488

Free cash flow (1)	70	246	248	255	227	337	228	181

Capital expenditures and equipment costs	340	265	249	229	292	232	249	233

(1)	See “Key Performance Drivers” for more information about these non-GAAP financial measures.
(2)	Net income attributable to both equity shareholders and non-controlling interests.

F22 Q4 vs F22 Q3

In the fourth quarter of fiscal 2022, net income decreased $34 million compared to the third quarter of fiscal 2022 mainly due to a $20 million decrease in adjusted EBITDA, a $14 million increase in amortization and an $8 million increase in other expenses primarily due to higher transaction costs associated with the Proposed Transaction, partially offset by a $5 million decrease in income taxes, a $2 million decrease in interest expense and $1 million decrease in amortization of financing costs, all in the fourth quarter.

F22 Q3 vs F22 Q2

In the third quarter of fiscal 2022, net income increased $7 million compared to the second quarter of fiscal 2022 mainly due to an increase in adjusted EBITDA of $12 million, partially offset by an increase in interest expense of $1 million and a $6 million increase in income taxes, all in the third quarter.

F22 Q2 vs F22 Q1

In the second quarter of fiscal 2022, net income was flat compared to the first quarter of fiscal 2022 mainly due to a $6 million decrease in income taxes and a decrease in adjusted EBITDA of $2 million, partially offset by an increase in amortization of $5 million and an increase in Rogers-Shaw Transaction-related costs of $1 million, all in the second quarter.

F22 Q1 vs F21 Q4

In the first quarter of fiscal 2022, net income decreased $56 million compared to the fourth quarter of fiscal 2021 mainly due to an $88 million increase in taxes in the first quarter as a result of the recognition of a tax benefit associated with previously unrecognized tax losses in the fourth quarter partially offset by a $20 million increase in adjusted EBITDA and a $10 million decrease in amortization expense, all in the first quarter.

F21 Q4 vs F21 Q3

In the fourth quarter of fiscal 2021, net income decreased $102 million compared to the third quarter of fiscal 2021 mainly due to a $36 million increase in interest expense and a $126 million increase in current taxes in the fourth quarter as a result of a revision to liabilities for uncertain tax positions which reduced these expenses by $35 million and $125 million respectively in the third quarter as well as a $28 million decrease in adjusted EBITDA partially offset by an $81 million decrease in deferred taxes resulting mainly from the recognition of a tax benefit associated with previously unrecognized tax losses and a decrease of $15 million in other expenses mainly due to lower Rogers-Shaw Transaction-related costs, all in the fourth quarter.

Management’s Discussion & Analysis Shaw Communications Inc.	57

F21 Q3 vs F21 Q2

In the third quarter of fiscal 2021, net income increased $137 million compared to the second quarter of fiscal 2021 mainly due to a $131 million decrease in current income taxes expense and a $36 million decrease in interest expense mainly due to a revision to liabilities for uncertain tax positions that became statute barred in the period, which reduced these expenses by $125 million and $35 million respectively, a $9 million decrease in deferred taxes, and a $5 million increase in adjusted EBITDA, partially offset by $18 million in Rogers-Shaw Transaction-related advisory, legal, financial, and other professional fees in the quarter and the impact of the $27 million fair value gain on private investments recorded in the second quarter.

F21 Q2 vs F21 Q1

In the second quarter of fiscal 2021, net income increased $54 million compared to the first quarter of fiscal 2021 mainly due to a $30 million increase in adjusted EBITDA, an $11 million decrease in restructuring costs, and a $27 million fair value gain on private investments recorded in the second quarter, partially offset by a $9 million increase in deferred taxes and an $8 million increase in current taxes, all in the second quarter.

F21 Q1 vs F20 Q4

In the first quarter of fiscal 2021, net income decreased $12 million compared to the fourth quarter of fiscal 2020 mainly due to a $12 million increase in restructuring costs in the first quarter and a $27 million increase in deferred taxes, partially offset by a $13 million increase in adjusted EBITDA and a $6 million decrease in current taxes, all in the first quarter.

Fourth Quarter 2022 Highlights

The following discusses the results for the fourth quarter of fiscal 2022 (three-month period ended August 31, 2022) as compared with the results from the fourth quarter of fiscal 2021 (three-month period ended August 31, 2021).

Revenue

Consolidated revenue decreased 1.5% year-over-year to $1.36 billion.

•

Wireless revenue of $325 million for the fourth quarter of fiscal 2022 increased $4 million, or 1.2%, over the fourth quarter of fiscal 2021. The increase was driven mainly by higher service revenues which contributed an incremental $17 million, or 7.3%, to consolidated revenue primarily due to continued subscriber growth which was partially offset by a decrease in equipment revenue of $13 million, or 14.8%, over the previous year. Fourth quarter ARPU decreased 0.9% to $37.08 reflecting lower revenue from Shaw Mobile customers.

•	Consumer division revenue decreased $31 million, or 3.4%, to $879 million as growth in Internet revenue was offset by declines in Video, Satellite, and Phone subscribers and revenue.

•	Business division revenue of $155 million increased $6 million, or 4.0%, mainly due to Internet revenue growth and continued demand for the Smart suite of products.

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of $624 million increased $10 million, or 1.6%, from $614 million in the comparable prior year quarter.

•

Wireless adjusted EBITDA of $123 million for the fourth quarter of fiscal 2022 improved by $17 million, or 16.0%, over the fourth quarter of fiscal 2021 primarily due to continued service revenue growth.

•

Wireline adjusted EBITDA for the fourth quarter of fiscal 2022 of $501 million decreased $7 million, or 1.4%, from $508 million in the fourth quarter of fiscal 2021 mainly due to the decrease in Consumer revenue. The decrease in revenue was partially offset by lower employee related costs in the fourth quarter of fiscal 2022 of approximately $11 million due to the impact of share price movements on stock-based compensation as well as favourable adjustments to employee benefit provisions based on experience.

Adjusted EBITDA margin

Adjusted EBITDA margin for the fourth quarter of 46.0% increased 140-basis points compared to 44.6% in the fourth quarter of fiscal 2021.

58	Shaw Communications Inc. 2022 Annual Report

Capital expenditures and equipment

In the fourth quarter of fiscal 2022, capital investment of $340 million increased $48 million from the comparable period in fiscal 2021. Total Wireline capital spending of $306 million increased by approximately $85 million year-over-year primarily due to higher investments in the combined upgrades, enhancements and success-based categories as well as an increase in new housing development. Wireless spending of $34 million decreased by approximately $37 million year-over-year primarily due to lower planned investments in the quarter.

Amortization

Amortization of $318 million increased 2.6% compared to the fourth quarter of 2021. The increase in amortization is mainly due to the amortization of new expenditures of property, plant and equipment and intangibles exceeding the amortization of those assets that became fully amortized during the period.

Interest

Interest expense of $64 million for the fourth quarter decreased $3 million over the comparable prior year quarter mainly due to the lower average outstanding debt balances in the period, including lease liabilities.

Free cash flow

Free cash flow for the quarter of $70 million compared to $227 million in the comparable prior year quarter. The decrease was largely due to higher capital expenditures and higher income taxes paid, partially offset by an increase in adjusted EBITDA.

Funds flow from operations

Funds flow from operations for the quarter of $487 million decreased 5.3% from $514 million in the fourth quarter of fiscal 2021 primarily due to the decrease in net income and partially offset by a decrease in non-cash future income tax recovery.

Income taxes

Income taxes were higher in the quarter compared to the fourth quarter of fiscal 2021 due mainly to the recognition of a $78 million tax benefit associated with previously unrecognized tax losses in the fourth quarter of 2021 driven by management’s expectations that sufficient future taxable profit will be available to fully utilize such losses.

Seasonality and Trends

While financial results for the Company are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Our Video subscriber activity is influenced by cord shaving and cord cutting trends, which has resulted in fewer subscribers watching traditional cable TV, as well as a lower number of TV subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Satellite subscriber activity is modestly higher around the summertime when more subscribers have second homes in use. Wireless subscriber activity is influenced by the launch of popular new mobile devices, seasonal promotional periods, and the level of competitive intensity. Our first and fourth quarters typically experience higher volumes of wireless competitive activity as a result of back to school and holiday season-related consumer behavior. Aggressive promotional offers are often advertised during these periods which can impact our Wireless subscriber metrics. Shaw’s Wireline and Wireless businesses do not depend on any single customer or concentration of customers.

Furthermore, due to uncertainties relating to the severity, duration and continuing impact of the COVID-19 pandemic, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business and future financial results. Therefore, the trends experienced during the COVID-19 pandemic, including impacts on consumer demand and spending, may not fully reflect the typical seasonal variations experienced by our business. Accordingly, it is difficult at this time to evaluate the impacts of the COVID-19 pandemic on the seasonality trends that normally characterize our business.

Management’s Discussion & Analysis Shaw Communications Inc.	59

Growth (losses) in subscriber statistics as follows:

	2022
Subscriber Statistics	Opening	First	Second	Third	Fourth	Ending

Video – Cable	1,282,879	(25,925)	(24,592)	(13,951)	(19,174)	1,199,237

Video – Satellite	590,578	(33,284)	(15,202)	(1,148)	(15,975)	524,969

Internet	1,889,752	508	538	6,178	4,668	1,901,644

Phone	595,580	(17,543)	(15,005)	(11,025)	(12,029)	539,978

Total Consumer	4,358,789	(76,244)	(54,261)	(19,946)	(42,510)	4,165,828

Video – Cable	37,110	(602)	(469)	(249)	17	35,807

Video – Satellite	40,090	(448)	(2,462)	200	2,649	40,029

Internet	182,123	500	338	583	62	183,606

Phone	390,272	(1,304)	(1,227)	(4,878)	(568)	382,295

Total Business	649,595	(1,854)	(3,820)	(4,344)	2,160	641,737

Total Wireline	5,008,384	(78,098)	(58,081)	(24,290)	(40,350)	4,807,565

Wireless – Postpaid	1,739,289	36,089	8,632	19,392	25,623	1,829,025

Wireless – Prepaid	377,082	19,493	8,260	15,620	27,239	447,694

Total Wireless	2,116,371	55,582	16,892	35,012	52,862	2,276,719

Total Subscribers	7,124,755	(22,516)	(41,189)	10,722	12,512	7,084,284

	2021
Subscriber Statistics	Opening	First	Second	Third	Fourth	Ending

Video – Cable	1,390,520	(34,437)	(26,497)	(20,917)	(25,790)	1,282,879

Video – Satellite	650,727	(33,587)	(13,508)	(861)	(12,193)	590,578

Internet	1,903,868	(15,068)	(5,425)	1,283	5,094	1,889,752

Phone	672,610	(23,760)	(20,418)	(15,777)	(17,075)	595,580

Total Consumer	4,617,725	(106,852)	(65,848)	(36,272)	(49,964)	4,358,789

Video – Cable	37,512	(33)	330	29	(728)	37,110

Video – Satellite	36,002	2,365	(1,903)	(1,302)	4,928	40,090

Internet	178,270	1,191	369	1,131	1,162	182,123

Phone	387,660	2,422	1,022	(47)	(785)	390,272

Total Business	639,444	5,945	(182)	(189)	4,577	649,595

Total Wireline	5,257,169	(100,907)	(66,030)	(36,461)	(45,387)	5,008,384

Wireless – Postpaid	1,482,175	87,296	75,069	46,604	48,145	1,739,289

Wireless – Prepaid	339,339	13,733	7,228	4,404	12,378	377,082

Total Wireless	1,821,514	101,029	82,297	51,008	60,523	2,116,371

Total Subscribers	7,078,683	122	16,267	14,547	15,136	7,124,755

60	Shaw Communications Inc. 2022 Annual Report

RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2022 CONSOLIDATED RESULTS

				Change
				2022	2021
(millions of Canadian dollars except per share amounts)	2022	2021	2020	%	%
Operations:
Revenue	5,448	5,509	5,407	(1.1)	1.9
Adjusted EBITDA(1)	2,534	2,500	2,391	1.4	4.6
Adjusted EBITDA margin(1)	46.5%	45.4%	44.2%	2.4	2.7
Funds flow from operations(2)	1,992	2,249	1,989	(11.4)	13.1
Net income	764	986	688	(22.5)	43.3
Free cash flow(1)(3)	819	973	754	(15.8)	29.0
Balance sheet:
Total assets	15,768	15,792	16,165
Long-term financial liabilities
Long-term debt (including current portion)	4,553	4,550	4,548
Lease liabilities (including current portion)	1,130	1,245	1,270
Per share data:
Earnings per share
Basic	1.53	1.94	1.32
Diluted	1.52	1.94	1.32
Weighted average number of participating shares outstanding during period (millions)	499	504	515

Cash dividends declared per share
Class A	1.2810	1.1825	1.1825
Class B	1.2838	1.1850	1.1850

(1)	See “Key Performance Drivers” for more information about these non-GAAP financial measures and non-GAAP ratio.
(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.
(3)

The Company has revised its method of calculating free cash flow to better reflect management’s view of the Company’s free cash flow generation, and to ensure compliance with the requirements under applicable securities law relating to the disclosure and reconciliation of non-GAAP financial measures that became effective August 31, 2022 for the Company. The free cash flow numbers disclosed in this report for prior periods have been restated to conform with the presentation of Fiscal 2022 amounts. See “Key Performance Drivers” for more information.

Revenue and Adjusted EBITDA

Consolidated revenue decreased 1.1% year-over-year to $5.45 billion and adjusted EBITDA increased 1.4% year-over-year to $2.53 billion resulting in a consolidated adjusted EBITDA margin of 46.5% compared to 45.4% in the prior year. Fiscal 2022 results include year-over-year growth in Consumer Internet, Wireless service and Business revenue, offset by declines in Wireless equipment and Wireline Video, Satellite and Phone revenue. The prior year results included Consumer revenue of approximately $20 million related to the release of a provision following the Canadian Radio-television and Telecommunications Commission (CRTC) decision on final aggregated Third Party Internet Access (TPIA) rates and higher equity-based compensation costs of approximately $29 million due to the significant increase in Shaw’s share price following the Rogers Transaction announcement on March 15, 2021. Throughout the year, management continued to invest in its networks, focus on profitable subscriber growth and support the Rogers and Quebecor transactions. For further discussion of divisional performance see “Segmented Operations Review.”

Consolidated revenue of $5.45 billion for fiscal 2022 decreased 1.1% over $5.51 billion for fiscal 2021. Revenue decreased primarily due to the Wireline division contributing revenues of $4,170 million in fiscal 2022 as compared to $4,249 million in the prior year, partially offset by an increase in the Wireless division. The year-over-year

Management’s Discussion & Analysis Shaw Communications Inc.	61

improvement in Wireless revenue of $19 million, or 1.5%, reflects higher service revenues of $81 million due to an increased subscriber base, partially offset by a decrease in equipment revenues of $62 million. Wireline division revenues of $4,170 million in fiscal 2022 decreased $79 million or 1.9% compared to $4,249 million in the prior year. Business division revenues increased $39 million, or 6.7%, mainly due to Internet revenue growth and continued demand for the Smart suite of products. These increases were fully offset by the Consumer division as revenues decreased $118 million, or 3.2%, compared to fiscal 2021 which includes an incremental $15 million in revenue in the prior year related to the accrual and release of a provision following the CRTC decision on the final aggregated TPIA rates that dated back to August 2019. Excluding the TPIA adjustment, Consumer revenue decreased 2.8% as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

Adjusted EBITDA of $2.53 billion for the twelve-month period improved 1.4% compared to $2.50 billion for fiscal 2021. The improvement was primarily due to the Wireless division contributing $485 million over the twelve-month period as compared to $393 million in fiscal 2021 while the Wireline division contributed $2,049 million over the twelve-month period as compared to $2,107 million in fiscal 2021. The Wireless increase of $92 million, or 23.4%, over the comparable period is mainly due to continued service revenue growth and the favorable margin impact from lower equipment sales relative to total wireless revenues in the current period. Wireline adjusted EBITDA of $2,049 million for fiscal 2022 decreased $58 million, or 2.8%, primarily due to a decrease in Consumer revenue and includes the TPIA adjustment in the prior year which was effectively offset by the impact of equity-based compensation adjustments due to the significant increase in Shaw’s share price in the prior year, partially offset by an increase in Business service revenue and lower operating costs in the current period.

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. The Company recorded restructuring costs of $12 million in the first quarter of fiscal 2021, $1 million in the second quarter of fiscal 2021, and $1 million in the third quarter of fiscal 2021, in each case primarily related to severance and employee related costs. There were no restructuring activities in fiscal 2022.

Amortization

(millions of Canadian dollars)	2022	2021	Change %
Amortization revenue (expense)
Deferred equipment revenue	9	11	(18.2)
Deferred equipment costs	(38)	(47)	(19.1)
Property, plant and equipment, intangibles and other	(1,198)	(1,183)	1.3

Amortization of deferred equipment revenue and deferred equipment costs decreased 18.2% and 19.1% respectively for the year ended August 31, 2022 as a result of declining satellite equipment purchases and installations during the year compared with prior years. Amortization of property, plant and equipment, intangibles and other increased 1.3% for the year ended August 31, 2022 and reflects the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Amortization of financing costs and Interest expense

(millions of Canadian dollars)	2022	2021	Change %
Amortization of financing costs – long-term debt	3	2	50.0
Interest expense	260	231	12.6

Interest expense for the year ended August 31, 2022 increased over the comparable periods and primarily reflects the impact of a $35 million reduction of tax related interest expense resulting from a revision of liabilities for uncertain tax positions that became statute barred in the prior year and lower average outstanding debt balances, including leases, in the current period.

Other income and expenses

(millions of Canadian dollars)	2022	2021	Increase / (decrease)
Gain on disposal of fixed assets and intangibles	5	3	2
Costs associated with Rogers-Shaw Transaction	(26)	(23)	(3)
Gain on fair value adjustment of private investment	–	27	(27)
Other	(2)	(9)	7

	(23)	(2)	(21)

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment, realized and unrealized gains and losses on private investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the second quarter of fiscal 2021, the Company recorded a $27 million fair value gain on private investments in this category. In the first, second, third, and fourth quarters of fiscal 2022, the Company recorded $2 million, $3 million, $8 million, and $13 million, respectively, in Rogers-Shaw Transaction-related advisory, legal, financial, and other professional costs for a total annual cost of $26 million compared to $23 million in Rogers-Shaw Transaction-related costs in fiscal 2021.

62	Shaw Communications Inc. 2022 Annual Report

Income taxes

(millions of Canadian dollars)	2022	2021	Increase / (decrease)
Current income tax expense	311	30	281
Deferred income tax expense	(54)	16	(70)

	257	46	211

Income taxes are higher in fiscal 2022 compared to fiscal 2021 mainly due to a $125 million revision to liabilities for uncertain tax positions that became statute barred in 2021 as well as the recognition of a $78 million tax benefit associated with previously unrecognized tax losses in the fourth quarter of 2021 driven by management’s expectations that sufficient future taxable profit will be available to fully utilize such losses.

Earnings per share

(millions of Canadian dollars except per share amounts)	2022	2021	Change %
Net income	764	986	(22.5)
Weighted average number of participating shares outstanding during period (millions)	499	504
Earnings per share
Basic	1.53	1.94
Diluted	1.52	1.94

Net income

Net income was $764 million in 2022 compared to $986 million in 2021. The year-over-year changes are summarized in the table below.

(millions of Canadian dollars)
Increased adjusted EBITDA (1)	34
Decreased restructuring costs	14
Increased amortization	(9)
Increased interest expense	(29)
Change in other net costs and revenue (2)	(21)
Increased income taxes	(211)

(222)

(1)	See “Key Performance Drivers” for more information about this non-GAAP financial measure.
(2)

Net other costs and revenue include gains and losses on disposals of fixed assets and intangibles, accretion of long-term liabilities and provisions, debt retirement costs, transaction related costs, gains and losses on private investments, realized and unrealized foreign exchange differences and other losses as detailed in the Consolidated Statements of Income.

Net other costs and revenues had a $21 million unfavourable impact on net income primarily due to the impact of a $27 million fair value gain on private investments recorded in the prior year, partially offset by a $3 million increase in Rogers-Shaw Transaction-related advisory, legal, financial, and other professional costs in the current year.

Management’s Discussion & Analysis Shaw Communications Inc.	63

SEGMENTED OPERATIONS REVIEW

WIRELINE

(millions of Canadian dollars)	2022	2021	Change %
Consumer	3,547	3,665	(3.2)
Business	623	584	6.7

Wireline revenue	4,170	4,249	(1.9)
Adjusted EBITDA(1)	2,049	2,107	(2.8)

Adjusted EBITDA margin(1)	49.1%	49.6%	(1.0)

(1)	See “Key Performance Drivers” for more information about this non-GAAP financial measure and non-GAAP ratio.

Wireline RGUs decreased by 200,819 in the current fiscal year, compared to net losses of 248,785 RGUs in fiscal 2021. Total Business RGU losses of 7,858 in the year included net losses in Phone of 7,977, cable Video of 1,303, and satellite Video of 61, partially offset by 1,483 Internet gains. Consumer RGU losses of 192,961 in the year included net losses in cable Video of 83,642, Phone of 55,602, and satellite Video of 65,609, partially offset by Internet gains of 11,892.

Wireline division revenues of $4,170 million in fiscal 2022 decreased $79 million, or 1.9%, compared to $4,249 million in the prior year. Business division revenues increased $39 million, or 6.7%, mainly due to Internet revenue growth and continued demand for the Smart suite of products. These increases were fully offset by the Consumer division as revenues decreased $118 million, or 3.2%, compared to fiscal 2021 which includes an incremental $15 million in revenue in the prior year related to the accrual and release of a provision following the CRTC decision on the final aggregated TPIA rates that dated back to August 2019. Excluding the TPIA adjustment, Consumer revenue decreased 2.8% as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

Adjusted EBITDA of $2,049 million decreased 2.8% over the comparable period primarily due to a decrease in Consumer revenue and includes the TPIA adjustment in the prior year which was effectively offset by the impact of equity-based compensation adjustments due to the significant increase in Shaw’s share price in the prior year, partially offset by an increase in Business service revenue and lower operating costs in the current period.

WIRELESS

(millions of Canadian dollars)	2022	2021	Change %
Service	972	891	9.1
Equipment and other	319	381	(16.3)

Wireless revenue	1,291	1,272	1.5
Adjusted EBITDA(1)	485	393	23.4

Adjusted EBITDA margin(1)	37.6%	30.9%	21.7

(1)	See “Key Performance Drivers” for more information about this non-GAAP financial measure and non-GAAP ratio.

In Wireless, the Company gained 160,348 net subscribers in the year, consisting of 89,736 postpaid and 70,612 prepaid additions, bringing its total customer base to over 2.2 million.

Wireless revenue for the year of $1,291 million increased $19 million, or 1.5%, over the prior year. The increase in revenue reflects higher service revenues of $81 million due to an increased subscriber base, partially offset by a decrease in equipment revenues of $62 million. The increase in service revenue was driven by RGU growth of 7.6%, while ARPU of $36.83 in fiscal 2022 decreased from $37.35 in the prior year.

Adjusted EBITDA for the year of $485 million increased $92 million, or 23.4%, over the comparable period mainly due to continued service revenue growth and the favorable margin impact from lower equipment sales relative to total wireless revenues in the current period.

64	Shaw Communications Inc. 2022 Annual Report

Capital Expenditures and Equipment Costs

	Year ended August 31,
(millions of Canadian dollars)	2022	2021	Change %
Wireline

New housing development	133	109	22.0

Success based	263	170	54.7

Upgrades and enhancements	449	351	27.9

Replacement	43	34	26.5

Buildings and other	64	59	8.5

Total as per Note 26 to the audited annual consolidated financial statements	952	723	31.7

Wireless
Total as per Note 26 to the audited annual consolidated financial statements	135	280	(51.8)

ARO as per Note 26 to the audited annual consolidated financial statements	(4)	3	>(100.0)

Total Wireless capital expenditures, net of ARO	131	283	(53.7)

Total capital expenditures and equipment costs (net)	1,083	1,006	7.7

Capital investment, excluding net asset retirement obligation changes, was $1,083 million in fiscal 2022 compared to $1,006 million in fiscal 2021. The increase was driven primarily by an increase in the Wireline division mainly due to higher investments in the combined upgrades, enhancements and success-based categories as well as an increase in new housing development. Wireless spending of $131 million decreased by approximately $152 million year over-year primarily due to lower planned investments in the year.

Wireline

Success-based capital for fiscal 2022 of $263 million was $93 million higher than fiscal 2021. The current year increase in success-based capital was due primarily to higher equipment purchases in the year.

Capital spend on the combined upgrades and enhancement, and replacement categories was $492 million for the year, a $107 million increase over fiscal 2021 driven primarily by higher planned Wireline spend on network infrastructure.

Capital spend on new housing development of $133 million in the year was $24 million higher than the prior fiscal year, driven by higher residential and commercial customer network growth and acquisition in the current year.

Investment in buildings and other of $64 million in fiscal 2022 increased $5 million over fiscal 2021 primarily due to higher corporate related costs in the current period and the impact of lower proceeds received from the disposal of corporate assets in the current period.

Wireless

Capital investment of $131 million in fiscal 2022 decreased $152 million compared to fiscal 2021, primarily due to lower planned network related investment in the year.

Management’s Discussion & Analysis Shaw Communications Inc.	65

FINANCIAL POSITION

Total assets were $15.8 billion at August 31, 2022, compared to $15.8 billion at August 31, 2021. The following is a discussion of significant changes in the Consolidated Statements of Financial Position since August 31, 2021.

Current assets increased $69 million primarily due to an increase in cash of $66 million, accounts receivable of $31 million, inventories of $29 million, other current assets of $29 million and inventories of $29 million, partially offset by decreases in income taxes recoverable of $52 million and current portion of contract assets of $34 million. Cash increased primarily due funds flow from operations, partially offset by the payment of $592 million in dividends, cash outlays for investing activities, and payment of lease liabilities. Refer to “Liquidity and Capital Resources” for more information.

Accounts receivable increased $31 million mainly due to timing and a decrease in the allowance for doubtful accounts.

The current portion of contract assets decreased $34 million over the year primarily due to a $35 million decrease in Wireless driven by lower subsidies and fewer subscribers participating in the Company’s discretionary wireless handset discount program, partially offset by an increase in deferred Wireline costs as a result of higher onboarding promotional activity for new subscribers over the past year. Under IFRS 15, up-front promotional offers, such as onboarding or switch credits, offered to new two-year value-plan customers are recorded as a contract asset and amortized over the life of the contract against future service revenues while the portion of the Wireless discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $136 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the year.

Current liabilities decreased $42 million during the year primarily due to a decrease in accounts payable of $29 million, current portion of contract liabilities of $13 million, current provisions of $1 million, and current portion of derivatives of $2 million. This decrease was partially offset by a $3 million increase in current portion of lease liabilities.

Accounts payable and accrued liabilities decreased due to the timing of payments and fluctuations in various payables including capital expenditures and employee incentive plans.

Lease liabilities decreased $115 million mainly due to principal repayments of $114 million in the year, partially offset by an increase of $1 million in net new lease liabilities.

Shareholders’ equity increased $194 million mainly due to an increase in retained earnings and increase in other comprehensive income. Retained earnings increased as the current period income of $764 million was greater than the dividends declared of $640 million. Share capital increased $18 million due to issuance of 637,836 Class B Shares under the Company’s stock option and RSU plans. Accumulated other comprehensive income increased $52 million due to the remeasurements recorded on employee benefit plans and the change in value of foreign exchange forward derivatives in the year.

As at November 15, 2022, share capital is as reported at August 31, 2022 with the exception of the issuance of a total 122,525 Class B Shares upon exercise of options under the Company’s stock option plan.

66	Shaw Communications Inc. 2022 Annual Report

CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

(millions of Canadian dollars)	2022	2021	Change %
Funds flow from operations	1,992	2,249	(11.4)
Net change in non-cash working capital balances related to operations	(161)	(326)	(50.6)

	1,831	1,923	(4.8)

The cash received from operating activities in fiscal 2022 decreased over the comparable period primarily due to a decrease in the funds flow from operations partially offset by a smaller decrease in the net change in non-cash balances related to operations. Funds flow from operations was $257 million, or 11.4%, lower than the prior year primarily due to a higher current income tax and interest expense, partially offset by an increase in EBITDA all in the current year. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payments of current income taxes payable and accounts payable and accrued liabilities.

Investing activities

(millions of Canadian dollars)	2022	2021	Decrease
Cash flow used in investing activities	(1,075)	(997)	(78)

In fiscal 2022, cash used in investing activities increased over the comparable period primarily due to an increase in additions to property, plant and equipment of $68 million, an increase in additions to intangibles of $20 million, and a tenant lease inducement of $4 million, partially offset by a decrease in additions to equipment costs of $9 million and a decrease in proceeds on disposal of property, plant and equipment of $3 million in the current period.

Financing activities

The changes in financing activities during 2022 and 2021 were as follows:

(millions of Canadian dollars)	2022	2021
Repayment of long-term debt	(1)	(1)
Payment of lease liabilities	(114)	(110)
Issuance of Class B Shares	17	18
Purchase of Class B Shares	–	(336)
Dividends paid on Class A Shares and Class B Shares	(592)	(597)
Dividends paid on Preferred Shares	–	(8)
Redemption of Preferred Shares	–	(300)

	(690)	(1,334)

Management’s Discussion & Analysis Shaw Communications Inc.	67

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2022, the Company generated $819 million of free cash flow and increased its cash balance $66 million. Shaw used its remaining free cash flow and proceeds from the issuance of Class B Shares of $17 million to pay common share dividends of $592 million, pay $26 million in Transaction-related costs, and fund the net working capital change.

Debt structure and financial policy

Shaw structures its borrowings generally on an unsecured and standalone basis. While certain non-wholly owned subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to wholly-owned subsidiaries of the Company.

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at August 31, 2022, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at August 31, 2022). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivables has no claim on any of the Company’s other assets. Effective May 26, 2022, the Company amended the terms of its accounts receivable securitization program to extend the term of the program to May 31, 2023. On August 26, 2022, all Freedom related upsale agreements for this program were terminated.

As at August 31, 2022, the net debt leverage ratio for the Company was 2.2x. The terms of the Arrangement Agreement require Shaw to obtain Rogers’ consent prior to incurring certain types of indebtedness.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	2022	2021
Short-term borrowings	200	200
Current portion of long-term debt	1	1
Current Portion of Lease Liabilities	113	110
Long-term debt	4,552	4,549
Lease Liabilities	1,017	1,135
Cash	(421)	(355)

(A) Net debt (2)	5,462	5,640
(B) Adjusted EBITDA (2)	2,534	2,500

(A/B) Net debt leverage ratio (3)	2.2x	2.3x

(1)	The following contains a breakdown of the components in the calculation of net debt leverage ratio, which is a non-GAAP ratio.
(2)	See “Key Performance Drivers” for more information about these non-GAAP financial measures.
(3)

Net debt leverage ratio is a non-GAAP ratio and should not be considered as a substitute or alternative for a GAAP measure and may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for further information about this ratio.

On November 2, 2020, the Company announced that it had received approval from the TSX to establish an NCIB program. The program commenced on November 5, 2020 and remained in effect until November 4, 2021. As approved by the TSX, the Company had the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020. In connection with the announcement of the Rogers-Shaw Transaction on March 15, 2021, the Company suspended share buybacks under its NCIB program.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

68	Shaw Communications Inc. 2022 Annual Report

	Covenant as at August 31, 2022	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	1.85:1	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	11.06:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at August 31, 2022, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

On June 30, 2021, the Company redeemed all of its issued and outstanding Preferred Shares in accordance with their terms (as set out in the Company’s articles) at a price equal to $25.00 per Preferred Share, less any tax required to be deducted or withheld.

On the Redemption Date, there were 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price paid by Shaw on the Redemption Date to redeem the Preferred Shares was $300 million.

As at August 31, 2022, the Company had $421 million of cash on hand and its $1.5 billion bank credit facility was fully undrawn.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations and working capital requirements, including maturing debt, during the upcoming year. The terms of the Arrangement Agreement require that the Company maintain sufficient liquidity to pay an $800 million termination fee payable by Shaw in certain circumstances.

Off-balance sheet arrangement and guarantees

Guarantees

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 27 to the Consolidated Financial Statements. As disclosed therein, Shaw believes it is remote that these agreements would require any cash payment.

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2022 are detailed in the following table.

	Payments due by period
(millions of Canadian dollars)	Total	Within 1 year	2 – 3 years	4 – 5 years	More than 5 years
Short-term borrowings	200	200	—	—	—
Long-term debt(1)	7,112	219	1,411	644	4,838
Lease liabilities	1,438	152	288	231	767
Purchase obligations(2)	1,143	578	288	120	157
Property, plant and equipment	228	226	2	—	—

	10,121	1,375	1,989	995	5,762

(1)	Includes principal repayments and interest payments.
(2)	Includes contractual obligations under service, product, and wireless device contracts, program related agreements and exclusive rights to use intellectual property in Canada.

Management’s Discussion & Analysis Shaw Communications Inc.	69

Share Capital and Listings

The Company is authorized to issue a limited number of Class A Shares; an unlimited number of Class B Shares; an unlimited number of Class 1 Preferred Shares issuable in series and an unlimited number of Class 2 Preferred Shares issuable in series, of which 12,000,000 were designated the Series A Shares and 12,000,000 were designated the Series B Shares. The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Shares.

As at November 15, 2022, there are 22,372,064 Class A Shares and 477,297,623 Class B Shares issued and outstanding. There were also 6,662,511 options to purchase Class B Shares and 33,294 RSUs that will settle in Class B Shares issued from treasury outstanding. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR and TSXV – SJR.A). For more information, please visit www.shaw.ca.

The following table sets forth, for each month during the fiscal year ending August 31, 2022, the monthly price range and volume traded for the Class A Shares on the TSX Venture Exchange (TSXV) and for the Class B Shares, Series A Shares and Series B Shares on the TSX.

	Class A Shares(1) TSX Venture-SJR.A			Class B Shares(1) TSX-SJR.B
	High	Low	Volume	High	Low	Volume
Sep 2021	38.25	36.75	5,808	37.58	35.97	21,054,185
Oct 2021	38.25	35.00	13,129	37.20	34.28	21,841,634
Nov 2021	38.00	35.83	29,975	37.29	35.16	31,389,323
Dec 2021	38.50	37.00	9,170	38.62	37.08	29,791,569
Jan 2022	38.75	36.82	30,750	38.60	36.89	33,572,235
Feb 2022	38.20	36.80	7,520	38.08	37.11	34,004,961
Mar 2022	39.50	36.05	17,500	39.32	37.77	43,881,432
Apr 2022	39.40	37.82	24,350	39.49	38.22	35,664,839
May 2022	38.65	33.06	12,323	38.50	33.42	53,347,874
Jun 2022	38.55	33.01	6,244	38.42	33.65	40,359,869
Jul 2022	38.05	33.00	14,536	38.30	33.70	35,359,695
Aug 2022	34.90	33.22	4,778	35.46	33.58	34,639,654

(1)	Trading price and volume data is obtained from the TMX group.

70	Shaw Communications Inc. 2022 Annual Report

Redemption of Preferred Shares

Pursuant to the terms of the Arrangement Agreement, on May 20, 2021, Rogers exercised its right to require the Company to redeem all of its issued and outstanding Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”, and together with the Series A Shares, the “Preferred Shares”) at the redemption price of $25.00 per share (the “Redemption Price”) plus any accrued and unpaid dividends up to but excluding the redemption date of June 30, 2021 (the “Redemption Date”).

On June 30, 2021, the Company redeemed all of its issued and outstanding Preferred Shares in accordance with their terms (as set out in the Company’s articles) at the Redemption Price, less any tax required to be deducted or withheld. On the Redemption Date, there were 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price paid by Shaw on the Redemption Date to redeem the Preferred Shares was $300 million.

Share Splits

There have been four splits of the Company’s Class A and Class B Shares: July 30, 2007 (2 for 1); February 7, 2000 (2 for 1); May 18, 1994 (2 for 1); and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base was reduced for tax purposes.

ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s 2022 Annual Information Form, can be found on SEDAR at www.sedar.com.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (NYSE) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investor Relations, Corporate Governance, Compliance with NYSE Corporate Governance Listing Standards).

CERTIFICATION

The Company’s Executive Chair & Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting (ICFR).

As at August 31, 2022, the Company’s management, together with its Executive Chair & Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and ICFR. Based on these evaluations, the Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer have concluded that the Company’s disclosure controls and procedures and the Company’s ICFR were not effective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which are further described below.

Management determined it did not design and maintain effective controls with respect to the validation of information produced by the entity (“IPE”) used in the performance of various controls. In addition, management identified a deficiency in the operating effectiveness of controls over the capitalization of internal labour. While there were no significant accounting errors identified as a result of the Company’s control deficiencies with respect to IPE or capitalized internal labour in any period, management concluded these deficiencies resulted in material weaknesses.

Management is actively implementing remediation efforts to address the material weaknesses identified above. Management is implementing processes to validate and document the accuracy and completeness of IPE used in the execution of internal controls involving key spreadsheets and reports created from data extracted from the Company’s information systems. The Company will redesign controls as needed, including controls over the validation and documentation of IPE used in the performance of various controls. Management will also work with control owners to ensure the quality of evidence retained to support the capitalization of internal labour and controls over completeness and accuracy IPEs is sufficient and retained.

Other than the items described above, there have been no changes in the Company’s ICFR during the fiscal year that have materially affected, or are reasonably likely to materially affect, Shaw’s ICFR.

Management’s Discussion & Analysis Shaw Communications Inc.	71